6/3


04030637

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hongkong Electric Holdings

*CURRENT ADDRESS


PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4086 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 6/14/04

always



for Hong Kong



香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Annual Report 2003

Hongkong Electric Holdings Limited (HEH) is the holding company of The Hongkong Electric Company, Limited (HEC), Hongkong Electric International Limited (HEI) and Associated Technical Services Limited (ATS).

HEC is the main operating company of HEH. Founded in 1889, HEC is responsible for the generation, transmission and distribution of power to Hong Kong Island and Lamma Island.

HEI was established in 1997 as the international investment arm of HEH. It is a joint partner in several power-related businesses in Australia with Cheung Kong Infrastructure Holdings, Limited.

ATS is a wholly-owned subsidiary of HEH. It was established in 1975 as an engineering consultancy firm serving the electricity supply industry.

HEH is listed on The Stock Exchange of Hong Kong and is one of the 33 constituent shares of the Hang Seng Index in Hong Kong.

Contents

01 Financial Highlights
02 Chairman's Message
06 Corporate Governance
06 The Board of Directors
08 Business Review
24 Financial Summary
26 Financial Review
28 Report of the Directors
34 Report of the Auditors
35 Consolidated Profit and Loss Account
36 Balance Sheets
37 Consolidated Cash Flow Statement
38 Statement of Changes in Equity
40 Notes on the Financial Statements
70 Extracts of Financial Statements of ETSA Utilities Partnership
71 Extracts of Financial Statements of CKI/HEI Electricity Distribution Holdings (Australia) Pty Limited
72 Five-Year Group Profit Summary and Group Balance Sheet
73 The Hongkong Electric Company, Limited Ten-Year Scheme of Control Statement
74 The Hongkong Electric Company, Limited Ten-Year Balance Sheet
75 The Hongkong Electric Company, Limited Ten-Year Operating Statistics
76 Notice of Annual General Meeting
80 Corporate Information and Financial Calendar



The state-of-the-art Supervisory Control and Data Acquisition (SCADA) system at Ap Lei Chau uses some of the most advanced remote control and monitoring technologies to help Hongkong Electric maintain exceptional reliability around the clock.

Financial Highlights

HK$ million	**2003**	2002	2001	2000	1999
Turnover	**11,250**	11,605	10,867	10,643	9,690
Profit attributable to shareholders	**6,057**	6,624	6,156	5,185	5,020
Dividends	**3,650**	3,650	3,479	3,233	3,088
Fixed assets	**45,024**	45,202	43,955	41,592	39,661
Shareholders' funds	**35,311**	32,480	29,290	26,408	23,200

HK$					
Earnings per share	**2.84**	3.10	2.88	2.45	2.45
Dividends per share	**1.71**	1.71	1.63	1.515	1.4875

Note: In order to comply with Hong Kong Statement of Standard Accounting Practice 12 (revised) "Income Taxes", the Group adopted a new accounting policy for income taxes in 2003. Figures for the years from 1999 to 2002 have been adjusted for comparison purposes.



Profit Attributable To Shareholders
HK$ million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,020
5,185
6,156
6,624
6,057
99
00
01
02
03



Dividends Per Share
HK$
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0
1.4875
1.515
1.63
1.71
1.71
99
00
01
02
03



Turnover
HK$ million
12,000
10,000
8,000
6,000
4,000
2,000
0
9,690
10,643
10,867
11,605
11,250
99
00
01
02
03



Fixed Assets
HK$ million
50,000
40,000
30,000
20,000
10,000
0
39,661
41,592
43,955
45,202
45,024
99
00
01
02
03


HEC Frequency
Tie-Line Flow
(Swing Recorder)





Hong Kong for a brighter future



reliable power night and day

for even higher service standards



our talented people to excel



our responsibilities to the community



our view of the world

Chairman's Message

2003 was an extremely challenging year for our business in Hong Kong. The Severe Acute Respiratory Syndrome (SARS) epidemic had a major negative impact on Hong Kong's economy, our local business, and the livelihood of our customers and this resulted in much lower than expected unit sales growth. In addition, earnings were also adversely affected by an increase in tax charges due to an increase in tax rates and a substantial one-off provision for deferred tax. These adverse factors, neither of which was foreseen when it was decided to freeze tariffs for 2003, were partially offset by our continued success in controlling costs, and improving productivity; combined with strong growth in our Australian operations where increased sales and significant improvements in productivity resulted in earnings above expectations. For the eighth consecutive year we delivered on our core commitment to provide an efficient electricity supply which at 99.999% reliability is among the most reliable in the world.

Results

The Group's audited consolidated net profit after tax for the year ended 31st December 2003 was HK$6,057 million (2002:HK$6,624 million), including profits from the Group's overseas activities of HK$437 million (2002:HK$335 million).

Final Dividend

The Directors will recommend a final dividend of HK$1.13 per share. This, together with the interim dividend of 58 cents per share, will give a total dividend of HK$1.71 per share for the year (2002: HK$1.71).

Hong Kong Operations

The outbreak of SARS in March seriously affected many of our customers, particularly those in the retail, restaurant, hotel and business services sectors.

As economic activity stalled, consumption of electricity was naturally affected and normal levels of consumption were not resumed until July/August. As a result, maximum demand remained almost the same at 2,440 MW (2002: 2,436 MW), and unit sales of electricity for 2003 were only 0.4% above that of 2002, but below our forecast. Consequently, profits earned were below the permitted level specified in the Scheme of Control Agreement.

The other significant factor affecting earnings in 2003 was an increase in tax charges and provisions resulting from the introduction of the new Statement of Standard Accounting Practice on Income Taxes and an increase in tax rates. This resulted in HK$94 million more current tax and a one-off provision for deferred tax of HK$431 million.

At the onset of the SARS epidemic, the Company took immediate precautions to protect the health and safety of our staff and contractors. A SARS Contingency Committee was set up and key employee groups were segregated into two teams to minimise the risk and impact of infection. We also introduced a Remote System Control Centre as a backup to ensure that electricity would continue to be despatched to customers in the most reliable and efficient manner.

Following a series of blackouts around the world causing major disruption and huge financial loss, the Company went to considerable lengths to understand their causes and to review our reliability practices in light of the findings. Against this backdrop, the Company remains fully committed to the provision of a world-class, reliable and cost-effective power supply to support the growth and vitality of Hong Kong.

Supply reliability of 99.999% in 2003 was achieved for the eighth consecutive year. Customers responded to this achievement and to our fulfillment of our 18 demanding service pledges by issuing a record number of unsolicited commendations.

As part of the Company's ongoing development of the transmission and distribution network, the first 22 kV distribution substation was commissioned at Cyberport in January and 63 new distribution substations were added, bringing the total number in service to 3,531.

Site formation work and piling for the first 300 MW power unit was substantially completed at the Lamma Power Station extension. However, the commissioning of this first unit will be deferred by one year to 2006 due to the lower than expected maximum demand growth. As natural gas will be the fuel for the future power units, a long term gas supply contract was signed in Beijing in March 2003 for the supply of natural gas from the Guangdong LNG terminal.

The Company's safety performance in 2003 surpassed all previous records. At the end of the year, annual safety audits were conducted on the safety management system of both the Generation Division and Transmission and Distribution Division and both were found to be highly effective.

During the year, the Company carried forward its ongoing commitment to environmental responsibility. We increased our use of wastewater and rainwater to reduce our consumption of mains water. We have agreed with Government to build a 600 kW wind turbine on Lamma Island, the first commercial scale wind turbine in Hong Kong. The project aims to explore the wider application of wind energy in Hong Kong. We launched a high-profile campaign to promote energy efficiency, targeting secondary school students.

The 2003 Interim Review of the Scheme of Control Agreement was conducted during the year with Government. While some minor changes were agreed, these will not have any material effect on the Company.

Overseas Business

Our operations in Australia continue to grow strongly. The contribution to the Group from ETSA Utilities, Powercor, and CitiPower (acquired in August 2002), all owned in equal partnership with Cheung Kong Infrastructure Holdings Limited, has increased by 30% over last year. We added to our customer base of over 1.6 million, which makes us the largest distributor of electricity in Australia in terms of customers.

Shareholders in Ratchaburi Power Company Limited (formerly Union Power Development Company), which has entered into a Power Purchase Agreement with the Thai Government to construct and operate a 1,400 MW power station, have endorsed the change of fuel from coal to gas. Formal approval to proceed was granted at the end of February 2004. Under the Power Purchase Agreement, the Electricity Generating Authority of Thailand is obligated to purchase the entire output of the power station for 25 years under a cost-matching tariff structure indexed to the U.S. dollar which offers a secure return. Following a reorganization of shareholdings, the Group will have a 25% interest in this project.

Associated Technical Services Limited, a wholly-owned subsidiary of Hongkong Electric Holdings Limited, secured two new consultancy projects in Vietnam and Thailand to complement ongoing projects in Australia, Philippines and Turkey.

Outlook

The difficult, depressing and unexpected circumstances of SARS in 2003 resulted in the Group reporting lower profits.

However, the current prospects for a more buoyant 2004 should help Hong Kong regain its footing on the path of sustained economic growth. The Group has shown its commitment to assisting in this recovery process by continuing to freeze basic tariff for 2004, and the Board considers this short term sacrifice to be in the long term interest of its shareholders. Increasing demand growth resulting from Hong Kong's economic recovery, combined with the restoration of the tariff adjustments allowed under the legally binding Scheme of Control Agreement should enable the Group to return to the path of solid profit growth in the years ahead. In addition, the recent substantial increase in coal prices and freight charges, where market prices have more than doubled, will have to be reflected in the tariff through the agreed fuel cost adjustment mechanism.

In Hong Kong, the Company continues to improve productivity and to re-assess all aspects of its operations in order that our customers will benefit from all possible cost savings. The Company also has sufficient flexibility within its capital expenditure programmes to ensure that its asset base expands only as necessary to match economic and market circumstances. This is in line with our obligation to provide reliable electricity to satisfy current and future demand at the lowest cost to the consumer compatible with the terms of the Scheme of Control Agreement with Government.

Profit diversification continues to be an important Group strategy, and the Group's strong financial position supports the ongoing worldwide search for suitable investment opportunities offering an acceptable return relative to the risks involved.

I wish to thank our Directors and employees for their dedication, cooperation and hard work. It is this ardent commitment that helps maintain the loyalty and confidence of both our customers and investors.



George C. Magnus
Chairman

Hong Kong, 4th March 2004

Corporate Governance

A continuous commitment to high standards of corporate governance

Sound corporate governance practices are crucial to the smooth, effective and transparent operation of a company and its ability to attract investment, protect the rights of shareholders and stakeholders, and provide shareholder value. Hongkong Electric is committed to high standards of corporate governance in its day-to-day operations.

In 2003, the Company continued to comply with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") issued by The Stock Exchange of Hong Kong Limited.

Board of Directors

The Board of Directors, which meets formally at least four times a year, is made up of 14 individuals who have distinguished themselves in their field of expertise, and have exhibited high standards of personal and professional ethics and integrity.

The Executive Committee of the Board, comprising the Chairman, Deputy Chairman, Group Managing Director and the Executive Directors, meets formally at least monthly to *review and discuss management reports on the performance* of the company, current plans and long term opportunities, and any other issues of immediate concern.

The Executive Directors are responsible for the day-to-day management of the Company's operations. These Directors conduct regular meetings with the senior management of the Company and its subsidiary and associated companies, at which operational issues and financial performance are evaluated.

The Group views well-developed reporting systems and internal controls as essential and the Board of Directors plays a key role in the implementation and monitoring of internal financial controls.

Responsibilities of the Board of Directors

In the course of discharging their duties, the Board acts in good faith, with due diligence and care, and in the best interests of the Company and its shareholders. Their responsibilities include:

The Board of Directors



George C. Magnus
Chairman



Canning Fok Kin-ning
Deputy Chairman



Tso Kai-sum
Group Managing Director



Andrew J. Hunter
Group Finance Director

George C. Magnus

Chairman

Aged 68. Appointed to the Board in 1985. He is the Deputy Chairman of Cheung Kong (Holdings) Limited ("Cheung Kong"), Executive Director of Hutchison Whampoa Limited ("Hutchison") and Deputy Chairman of Cheung Kong Infrastructure Holdings Limited ("CKI"). He holds a Master's degree in Economics.

Canning Fok Kin-ning

Deputy Chairman

Aged 52. Appointed to the Board in 1985. He is the Group Managing Director of Hutchison, the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Hutchison Global Communications Holdings Limited, and the Co-Chairman of Husky Energy Inc.. He is also the Deputy Chairman of CKI and a Director of Cheung Kong. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Tso Kai-sum

Group Managing Director

Aged 72. Appointed to the Board in 1985 and became Group Managing Director in 1997. Mr. Tso worked with the Hongkong Electric Group from 1966 to 1981, holding positions of Chief Project Engineer of The Hongkong Electric Company, Limited and Executive Director of Associated Technical Services Limited. He is also an Executive Director of CKI. He has extensive experience in the power industry and property development. He holds a Bachelor of Science degree in Engineering and is also a Chartered Engineer.

Andrew J. Hunter

Group Finance Director

Aged 45. Appointed to the Board in 1999, prior to which he was Finance Director of the Hutchison Property Group. He holds Master of Arts and Master of Business Administration degrees and is a member of the Institute of Chartered Accountants of Scotland.

Kam Hing-lam

Aged 57. Appointed to the Board in 1993. He is an Executive Director of Hutchison, the Deputy Managing Director of Cheung Kong, Group Managing Director of CKI, and President and CEO of CK Life Sciences Int'l., (Holdings) Inc.. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration.

Francis Lee Lan-yee

Director & General Manager (Engineering)

Aged 63. Appointed to the Board in 1997. He has served the Group for more than 30 years in various capacities and his present major responsibilities are in power generation including the construction and operation of power station, transmission and distribution of energy, system planning and development. He is a Chartered Engineer and a Fellow of the Institute of Mechanical Engineers in Hong Kong and the United Kingdom.

- Regular board meetings focusing on business strategy, operational issues and financial performance.
- Active participation on the Boards of subsidiary and associated companies.
- Approval of annual budgets for each operating company covering strategy, financial and business performance, key risks and opportunities.
- Monitoring the quality, timeliness, relevance and reliability of internal and external reporting.
- Monitoring and managing potential conflicts of interest of management, board members and shareholders, including misuse of corporate assets and abuse in related party transactions.
- Ensuring processes are in place to maintain the overall integrity of the company, including the financial statements, relationships with suppliers, customers and other stakeholders, and compliance with all laws and ethics.

To enable the Company's Directors to meet their obligations, an appropriate organisational structure is in place with clearly defined responsibilities and limits of authority.

Audit Committee

The Company's Audit Committee is composed of three independent Non-executive Directors to ensure independence and impartiality. It reports directly to the Board of Directors and reviews matters within the scope of audit, such as financial statements and internal controls, to protect the interests of the Company's shareholders. The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues, and review the effectiveness of internal controls and risk evaluation. The written terms of reference which describes the authority and duties of the Audit Committee are regularly reviewed and updated by the Board.


The Asset Awards
Island Shangri-La, Hong Kong
Wednesday, 12th February 2003
in association with
UBS Warburg

Hongkong Electric received "The Best in Corporate Governance" Award from "The Asset", a leading finance magazine. Group Managing Director Mr. K.S. Tso accepts the honour.



Kam Hing-lam
Executive Director



Francis Lee Lan-yee
Director & General Manager (Engineering)



Victor Li Tzar-kuoi
Executive Director



Frank John Sixt
Executive Director

Victor Li Tzar-kuoi

Aged 39. Appointed to the Board in 1994. He is Deputy Chairman and Managing Director of Cheung Kong. He is also the Chairman of CKI and CK Life Sciences Int'l., (Holdings) Inc., Deputy Chairman of Hutchison, the Co-Chairman of Husky Energy Inc. and a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Victor Li serves as a member of the Standing Committee of the 10th Chinese People's Political Consultative Conference. He is also a member of the Commission on Strategic Development and the Economic and Employment Council of the Hong Kong Special Administrative Region. He holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering.

Frank John Sixt

Aged 52. Appointed to the Board in 1998. He is the Group Finance Director of Hutchison, the Chairman of TOM Group Limited and TOM Online Inc. and an Executive Director of CKI and Hutchison Global Communications Holdings Limited. He is also a Director of Cheung Kong, Partner Communications Company Ltd., Hutchison Telecommunications (Australia) Limited and Husky Energy Inc.. Mr. Sixt holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Susan M.F. Chow

Aged 50. Appointed to the Board in 1996. She is the Deputy Group Managing Director of Hutchison and an Executive Director of CKI, Hutchison Harbour Ring Limited and Hutchison Global Communications Holdings Limited. She is also a Director of Partner Communications Company Ltd. and TOM Group Limited. She is a solicitor of the High Court of the Hong Kong Special Administrative Region and the Supreme Court of England and Wales. She holds a Bachelor's degree in Business Administration.

Ewan Yee Lup-yuen

Aged 65. Joined the Group in 1967 and appointed to the Board in 1982. He was Managing Director from 1987 to 1996. He is a Fellow of the Institute of Electrical Engineers in Hong Kong and the United Kingdom and a Chartered Engineer.

Ronald Joseph Arculli*

Aged 65. Appointed to the Board in 1997. He is a practising solicitor. Mr. Arculli has served on the Legislative Council from 1988 to 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. He holds a number of directorships in listed companies in Hong Kong.

Holger Kluge*

Aged 62. Appointed to the Board in 1999. He was formerly President of Personal and Commercial Bank, CIBC, one of the largest financial services institutions in North America. He is also a Director of Loring Ward International Inc., Husky Energy Inc., Hutchison Telecommunications (Australia) Limited, Fincentric Inc. and TOM Group Limited. He holds a Bachelor of Commerce degree and a Master's degree in Business Administration.

Ralph Raymond Shea*

Aged 70. Appointed to the Board in 1985. He is a solicitor of the Supreme Court of England and of Hong Kong.

Wong Chung-hin*

Aged 70. Appointed to the Board in 1985. He is a Director of Hutchison and The Bank of East Asia, Limited.

* *Independent Non-executive Director*

always for Hong Kong

Thousands of residents and tourists were thrilled nightly by "A Symphony of Lights", a spectacular choreographed light and sound show that illuminated 18 major buildings on Hong Kong Island using power supplied by Hongkong Electric.







A 24-hour city, Hong Kong depends on reliable, uninterrupted power from Hongkong Electric to help maintain its position as a leading financial and commercial centre.

Business Review

Generation

The Generation Division of Hongkong Electric met or exceeded its targets in 2003 to achieve excellent reliability, reductions in costs and headcount, increases in productivity, and performance levels in safety and environmental management that exceeded international standards.



We reached a milestone with the 1,000th coal vessel unloading its supply at Lamma Power Station.

Units Sold 1994-2003 (millions of kWh)



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
94 95 96 97 98 99 00 01 02 03
Commercial
Domestic
Industrial

Productivity 1994-2003



5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
94 95 96 97 98 99 00 01 02 03
Units sold per employee (millions of kWh)
Number of employees (thousand)

With 3,420 MW of total installed capacity, the Lamma Power Station generated electricity reliably throughout 2003 to maintain Hong Kong's standing as a world-class city. During the peak load season reliability was 100%, a clear indication that the Reliability Assurance Scheme instituted by the Operations Department in 2002 continues to reap benefits.

Site formation work and piling for the first 300 MW power unit was substantially completed at the Lamma Power Station extension. However, the commissioning of this first unit will be deferred by one year to 2006 due to the lower than expected maximum demand growth.

The Company was successful in securing the necessary supply of high grade coal to meet our generation requirements. Over 4.1 million metric tonnes were consumed in 2003 and a milestone was celebrated when the 1,000th coal vessel was unloaded at Lamma Power Station. Despite a very challenging market due to strikes, mine explosions and heavy freight demand, the coal cost was maintained at the same level as the previous year. The recent increases in coal price and the tight freight market are forecast to continue into 2004, so the situation is being monitored closely.

The Plant Ownership Scheme, which seeks to empower staff by making them responsible for plant performance, was doubled in 2003 to 18 plant areas. This Scheme has enabled us to further improve reliability of our equipment, reduce operational and maintenance costs and develop our staff.

A number of refurbishment and maintenance projects were undertaken in 2003 to enhance the reliability and productivity of our operations. In particular, we have been able to identify and rectify potential problems in a timely fashion, leading to significant cost savings.

Each new customer increases the demand for reliable electricity, which is why the Company continuously enhances the transmission and distribution system.

Transmission and Distribution

Maintaining a reliable transmission and distribution network is vital to Hong Kong's continuing growth and prosperity. In 2003, the Transmission and Distribution Division (T&D) set a record for supply reliability, achieving in excess of 99.999% for the eighth consecutive year.

The SARS outbreak in the spring had a devastating effect on our customers, with the greatest impact felt in the retail, restaurant, hotel and business services sectors. Consequently, the increase in sales for 2003 was only 0.4% above that of 2002. Commercial sales accounted for 72.8% of the 10,418 Million kWh of electricity sold, while domestic sales represented 22.7% and industrial sales registered 4.5%.



New cable, the lifeline of our transmission network being laid as part of a continuous effort to reinforce the system and cater for new demand.

Meeting Customer Demand with Enhanced Supply

Making sure supply stays ahead of demand is a fundamental responsibility of T&D. In 2003, the Company continued to review and improve the transmission and distribution system to meet customer demand. Major transmission projects included the commissioning of the Wong Chuk Hang 132 kV Switching Station and 132/22/11 kV Zone Substation and Cyberport 275/22 kV Zone Substation.

The distribution system, which transports electricity to our customers' homes and businesses, went through similar improvements in 2003. 63 new distribution substations were commissioned, bringing the total number of distribution substations in service to 3,531. During the year, 42.0 km of 22 kV cable, 107.1 km of 11 kV cable and 53.6 km of LV cable were laid to reinforce the system and cater to new supply.

Maintaining Quality Management

T&D has eight quality management systems in place covering everything from safety to reliability to meter reading. All were awarded ISO 9001 certification from the Hong Kong Quality Assurance Agency. In 2002, two systems were converted to the latest 2000 version and last year the remaining six were successfully converted. This demonstrates our ongoing commitment to maintaining the highest standards of quality and performance.

Taking a Proactive Approach in 2004

We will continue to take a proactive approach by exercising tight austerity measures and prudent management of our valuable resources. Supply reliability, safety, quality and customer service will remain our focus. To improve reliability and operational safety even further, a comprehensive Loss Prevention and Reliability Review will be launched in 2004.

Our customers can conduct an energy survey of their office or home on our website, enabling them to make more efficient use of electricity.

Customer Service

Hongkong Electric understands the paramount importance of reliability as one of Hong Kong's pre-eminent providers of dedicated customer services. In 2003, the Company made further strides in raising its service standards even higher.

Advanced communications and Internet technology continued to be a focus area, underscoring the importance of connecting with our customers quickly and efficiently. A new Service Call System in the Customers Emergency Services Centre was introduced with new features and enhancements to improve operational efficiency.

An "Office Electricity Advisor" was introduced on the Company website. Commercial customers can now conduct an energy survey of their office on the Internet to estimate their monthly and annual electricity consumption. At the same time, the "Home Electricity Advisor" was revamped and upgraded for our residential customers.

In response to the adverse impact of SARS, the Company implemented a loan scheme in May to benefit customers who were worst affected by the outbreak. These customers were able to secure a loan guaranteed by us to cover up to three months of electricity charges, giving access to financing at very attractive terms.

Raising the Bar for Quality

Hongkong Electric became the first utility in Hong Kong to obtain ISO 9001 certification covering the life cycle of customer account management. This marked another milestone in our pursuit of quality customer service.

During 2003, all of our pledged Customer Service Standards were achieved or surpassed. A new service pledge was added: "Site investigation for power quality enquiries within three working days." Also, the Customer Service Standard on the timely setting of inspection appointments was enhanced with the additional pledge to provide the service within two working days.

Once again, our diligent efforts have been recognised by our customers. The Company received a record number of 939 unsolicited commendations in 2003.

Written Commendation Statistics 1994-2003

1,000
900
800
700
600
500
400
300
200
100
0

94 95 96 97 98 99 00 01 02 03

Hongkong Electric demonstrates its reliability for the community every day, including at important events. When Real Madrid played an exhibition match at Hong Kong Stadium, a T&D team was on hand as usual to make sure the players remained in the spotlight.



work



One of our technicians carrying out a regular inspection of a Turbine Generator, as part of the Company's continuous, preventive maintenance schedule. This constant attention to detail underpins our impressive record of 99.999% supply reliability.



Our dedicated employees work tirelessly day and night to provide the highest standards of customer service.

Our People

Our dedicated employees are a major asset, and we support them by providing regular training and a safe work environment.

Coping with SARS

Last year, the unexpected onset of SARS made the health of our staff and contractors an urgent concern for the Company. A plan of coordinated precautionary measures was implemented to guard against the spread of the disease and ensure the continuity of Hong Kong's electricity supply. Generation and T&D Divisions each set up SARS Contingency Committees to monitor the situation daily. For added protection various departments segregated critical workteams, increased cleaning frequency and stepped up cleaning procedures, and supplied face masks to all staff. Thankfully, SARS was weathered without serious incident.

"Safety First"

The Company's "Safety First" culture was fully in evidence during 2003, with continued achievements, awards and an excellent safety record. We also catered for the safety of our contractors and the public while performing our duties.

For the seventh consecutive year, the Company won the annual Occupational Safety & Health Quiz jointly organised by the Occupational Safety & Health Council and the Labour Department. A Silver Award for Safety Technological Achievement in the 2003 Occupational Safety & Health Award Competition was also won.

Last year, a paper on the Company's policies and strategies relating to workplace health and safety was presented at the Safety & Health Expo 2003, an international conference for safety professionals from around the world. New legislative requirements were also complied with by assessing the health and safety of staff who work with display screen equipment.

Improving our talent base

Training and career development continued to be a priority for Hongkong Electric in 2003, with Generation and T&D Divisions spending over 75,000 and 11,750 man-hours respectively in these areas. Through seminars, workshops and on-the-job training exercises, we were able to improve our talented people and raise our levels of performance.

Staff activities

In 2003, our staff continued to participate in many social, recreational and community activities, including a variety of inter-company and inter-departmental sports competitions. A new event was the Hongkong Electric Cup 2003, a fun competition among staff which included a talent contest.

With the Company's encouragement, staff participated in fund-raising activities for charity organisations such as The Community Chest, East China Flood Appeal, Green Power, Oxfam and the Hong Kong AIDS Foundation.


Hongkong Electric is a responsible and
environmentally-conscious group, and in 2003
minimised the consumption of raw water
by reusing over 120,000 m³ of wastewater and
collecting rainwater.

Corporate Citizenship

As one of Hong Kong's leading companies and one that plays a vital role in the daily lives of our city's people, Hongkong Electric is always conscious of its responsibilities to the community and to the environment.

Rigorous Environmental Protection

In 2003, Hongkong Electric continued to invest in environmental protection measures to minimise the impact on the environment. We are proud to report no environmental incidences during the year and the Lamma Environmental Management System and T&D Environmental Management System passed their second audit review since being established in 2001.

Three environmental management programmes were successfully completed in 2003 – re-using more than 120,000 m^3 of wastewater and collected rainwater to reduce the consumption of mains water; using over 200,000 tonnes of ash for site formation works at our Lamma Power Station Extension; and presenting an environmental seminar to 34 contractors.

Demand Side Management Initiative

Demand Side Management, a 3-year initiative in partnership with the Government, was concluded in 2003. It helped to influence the level and timing of demand for electricity by consumers, leading to a cleaner and healthier environment. Among the Company's achievements last year, rebate programmes to consumers were offered, an Energy Efficiency Education Kit for primary schools was produced, and radio and TV announcements on energy efficiency and conservation were aired.



The Company is a caring corporate citizen and reaches out to the community with many activities that include educational trips for school children.

Promoting a Green Message

Hongkong Electric launched a "Smart Power Campaign" in October to promote energy efficiency among secondary school students. With the slogan "Smart Power begins at schools", the campaign included a series of roving exhibitions, an Open Day at the Lamma Power Station, school visits by Company engineers and technical staff, and distribution of 80,000 calendars with energy conservation tips.

In 2003, the Company continued as the title sponsor of "Clean Up the World in Hong Kong Campaign" organised by Green Power, and won three major prizes in our first Solar Cart Race. We were also a major sponsor of the First International Conference on Energy Efficiency and Conservation looking at various energy efficiency and conservation issues, as well as how to achieve sustainable development through energy management.

Community Outreach

Serving the community is a role Hongkong Electric embraces each year. The Community Chest's Award of Distinction was received for our support of "Corporate and Employee Contribution Programme", "Walks for Millions", "Dress Casual Day" and other activities. Company volunteers also carried out inspection and repair of electrical installations for the elderly as part of our community service. For the second year running, the Company received the Caring Company Award from the Hong Kong Council of Social Service in recognition of our community involvement.

Once again, The Hongkong Electric Centenary Trust provided financial assistance to secondary school students and the elderly. In 2003, 170 more scholarships worth HK$340,000 were awarded and around HK$500,000 was distributed to organisations providing services to the elderly.

The Company won the Utilities/Transport Trophy for the fourth consecutive year in Pedal Kart 2003, and also the best design award with our 'Fun Kart' in the form of a moving flower basket. Over HK$214,000 was raised for charity securing for the Company the overall sponsorship trophy for the fourth consecutive year.



Powercor Australia is making a strong contribution to the Group as Victoria's largest electricity distributor.

International Investments

By taking a prudent approach to overseas investment, Hongkong Electric Holdings Limited (HEH) endeavours to identify business opportunities that offer a high degree of earnings predictability at acceptable levels of risk. Power generation, transmission and distribution are our key areas of focus.

ETSA Utilities, Australia

ETSA Utilities is the sole electricity distributor in the State of South Australia. It was acquired in December 1999 in equal partnership with Cheung Kong Infrastructure Holdings Limited (CKI).

2003 was another year of solid financial and operational performance for ETSA. EBITDA of A$432 million was achieved, which was 7% higher than in 2002. This was a very satisfactory result given the lower than expected throughput caused by a sharp increase in tariffs necessitated by rising power pool prices.

ETSA's supply reliability level for 2003 improved over the previous year and its safety performance was exceptional.

Powercor Australia Limited

Powercor Australia is the State of Victoria's largest electricity distributor, with a network covering around 65% of the State and 620,000 premises. It is also jointly owned by HEH and CKI, having been acquired in September 2000.

Powercor continued to perform strongly in 2003 with EBITDA at A$364 million. 16,000 new customer connections were made and a best-ever result in supply reliability was recorded. There were also significant improvements in productivity gained through synergies with ETSA and CitiPower.

Powercor received two prestigious awards in 2003: the Best Specific Environmental Initiative category of the United Nations of Australia World Environment Day Awards and the Australian Maintenance Engineering Excellence Awards 2003.



Hongkong Electric International Limited, the Company's international investment arm, supports the ongoing worldwide search for suitable investment opportunities offering an acceptable return relative to the risks involved.









CitiPower I Pty Ltd, Australia

CitiPower is the most reliable distribution network in Australia, delivering electricity to around 270,000 premises across Melbourne's densely populated central business district and inner suburbs.

CitiPower registered strong financial performance in 2003, the first full year of ownership under HEH and CKI. EBITDA was A$190 million, reflecting 2.5% growth in electricity consumption, 9% growth in network revenue, and continued improvements in productivity.

In addition to CitiPower's exceptional reliability record, the Company achieved industry leading levels in health and safety performance.

Ratchaburi Power Company Limited, Thailand

HEH has a 25% interest in Ratchaburi Power Company (formerly Union Power Development Company, Limited), which plans to build and operate a 1,400 MW gas-fired combined cycle power station in Thailand. Under a Power Purchase Agreement, the Electricity Generating Authority of Thailand is obligated to acquire the entire output of the power station for 25 years.

All documents on development conditions were finalised and signed at the end of February 2004. The first 700 MW plant is scheduled to be commissioned in 2008.

Associated Technical Services Limited

Associated Technical Services Limited (ATS) is a wholly-owned subsidiary of HEH specialising in a full range of professional consultancy and engineering services in Hong Kong and overseas. In 2003, two new consultancy projects in Vietnam and Thailand were secured and a new line of business was started in Hong Kong to inspect high voltage electrical installations. With the continual revival of the Hong Kong economy and growing power demands in ASEAN countries, more business opportunities in 2004 are expected.



The Melbourne Symphony Orchestra lights up the Melbourne Concert Hall with the help of CitiPower, the most reliable distribution network in Australia.

Financial Summary

Commentary on variances in the Consolidated Profit and Loss Account and Balance Sheet

Consolidated Profit and Loss Account	2003 HK$M	2002 restated HK$M	Increase/ (Decrease) HK$M	%	Commentary
Turnover	**11,250**	11,605	(355)	-3.1	Turnover for 2002 benefitted from a one-off adjustment arising from a change in the method of recognising units consumed in each year.
Other Revenue and Net Income	**1,283**	878	405	46.1	This increase is mainly due to a net gain on disposal of fixed assets recorded in 2003 and an increase in income from our Australian investments.
Direct and Other Operating Costs	**4,493**	4,241	252	5.9	This increase is mainly due to an increase in depreciation charges and higher Government rent and rates, and an increase in insurance premiums.
Finance Costs	**646**	565	81	14.3	This increase is mainly due to higher interest costs on our Australian dollar loans resulting from the strengthening of the Australian dollar.
Share of Results of Associates	**241**	163	78	47.9	This increase is mainly due to the stronger performance of our Australian businesses.
Income tax	**1,711**	1,204	507	42.1	An increase in tax rates resulted in an increase in current tax charges and a one-off provision for deferred tax.
Scheme of Control Transfers	**133**	(12)	145	–	The Scheme of Control ("SOC") Transfers are calculated in accordance with the SOC Agreement.
Profit Attributable to Shareholders					
- Local Activities	**5,620**	6,289	(669)	-10.6	This decrease results from a reduction in electricity sales and higher tax charges and provisions, but partly offset by a net gain on disposal of fixed assets.
- Overseas Activities	**437**	335	102	30.4	This increase reflects good growth within the Group's Australian businesses and a strengthening Australian dollar.
Profit Attributable to Shareholders – Total	**6,057**	6,624	(567)	-8.6	

Consolidated Balance Sheet	2003 HK$M	2002 restated HK$M	Increase/ (Decrease) HK$M	%	Commentary
Fixed Assets	**45,024**	45,202	(178)	-0.4	The Group's capital expenditure for the year amounted to HK$2,106 million, invested principally in generation, transmission and distribution assets. Depreciation charges for the year were HK$1,927 million. Total disposals of fixed assets amounted to HK$357 million (net book value).
Interest in Associates	**8,425**	7,910	515	6.5	This increase is mainly due to profit retained in our Australian associates and a strengthening of the Australian dollar.
Other Assets	**3,263**	3,456	(193)	-5.6	This decrease is mainly due to the disposal of listed securities during the year, a reduction in inventory levels and less fuel clause rebates to customers, but partly offset by an increase in bank balances and other liquid funds.
Bank Loans and Other Borrowings	**13,599**	16,354	(2,755)	-16.8	This decrease is mainly due to a reduction in financing requirements for both local and overseas businesses.
Current and Deferred Taxation	**5,406**	5,024	382	7.6	This increase is mainly due to the effect of an increase in profits tax rates on both current and deferred tax.
Other Liabilities	**2,391**	2,561	(170)	-6.6	This decrease is mainly due to a reduction of accruals for capital expenditure.
Rate Reduction Reserve and Development Fund	**5**	149	(144)	–	
Net Assets	**35,311**	32,480	**2,831**	8.7	
Net Gains Not Recognised in Profit and Loss Account			**424**		Exchange differences arising on the translation of the Group's investment in overseas' subsidiaries and associates, which were credited directly to reserves.
Dividends Paid			**(3,650)**		Previous year's final dividend and current year's interim dividend, which were approved and paid during the year.
Profit Attributable to Shareholders			**6,057**		

Financial Review

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the year amounted to HK$2,106 million, which was primarily funded by cash from operations. As at 31st December 2003, total external borrowings were HK$13,599 million (2002 : HK$16,354 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, the Group has undrawn committed bank facilities of HK$3,443 million (2002 : HK$4,480 million). Gearing ratio (net debt/ shareholders' funds) at 31st December 2003 was 37% (2002 : 50%).

Treasury Policies, Financing Activities and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for refinancing and business growth. In addition, currency and interest risks are actively managed on a conservative basis.

No additional term financing was put in place during the year with the focus being refinancing of existing borrowings at more competitive terms. In June 2003, the Group, through its Australian subsidiary, secured an A$700 million 5-year dual currency loan facility to refinance a portion of the bank borrowings for its Australian electricity distribution business. Influenced by the pace of the capital expenditure programme in Hong Kong, the HK$4.5 billion syndicated loan facility arranged in 2001 was replaced with a HK$3 billion 5-year revolving credit facility in December 2003.

As at 31st December 2003, external borrowings of the Group amounted to HK$13,599 million with the following profile, after taking into account currency and interest rate swaps:-

By Currency


50%
50%

50% Hong Kong Dollars
50% Australian Dollars

By Maturity


11%
20%
69%

20% Within 1 Year
69% Between 2 to 5 Years
11% Beyond 5 Years

By Structure


7%
27%
66%

66% Bank Loans
27% Capital Market Instruments
7% Suppliers' Credits

By Interest Rate Structure


12%
88%

88% Fixed or Capped Rate
12% Floating Rate

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure is managed in accordance with treasury guidelines, utilising forward contracts and interest rate and currency swaps. As at 31st December 2003, over 85% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in the same currency as the underlying investments. The Group's policy is to maintain a substantial portion of its debt in fixed or capped rate. Interest rate risk is managed by either fixed or floating rate borrowings or by the use of interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 31st December 2003 amounted to HK$21,394 million (2002 : HK$18,358 million) equivalent.

Off-balance Sheet Financial Instruments

10% Cross Currency & Interest Rate Swaps
80% Interest Rate Swaps & Caps
10% Foreign Exchange Forward Contracts


10%
10%
80%

Contingent Liabilities

As at 31st December 2003, the Company has issued performance guarantees and letters of awareness to banks in respect of banking facilities available to associates amounting to HK$44 million (2002 : HK$41 million).

The Company has given guarantees and counter indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totaling HK$11,227 million (2002 : HK$12,691 million) equivalent. Out of this amount, HK$10,399 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

During the year, a wholly owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of a loan scheme for electricity charges of HK$5 million and the value of leased equipment of HK$210 million at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2003, excluding directors' emoluments, amounted to HK$1,034 million (2002: HK$1,098 million). As at 31st December 2003, the Group employed 2,117 (2002: 2,204) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, and the latest technology relevant to our industry as well as numerous job-related courses to enhance other more general skills and knowledge of our employees.

Report of the Directors

(Expressed in Hong Kong Dollars)

The Directors have pleasure in submitting their Annual Report together with the audited financial statements for the year ended 31st December 2003.

Group Activities

The principal activity of the Group is the generation and supply of electricity.

Financial Statements

The Consolidated Profit and Loss Account for the year ended 31st December 2003 is set out on page 35 and shows the Group profit, after tax and Scheme of Control transfers, of $6,057 million (2002 : $6,624 million). The state of the Company's and the Group's affairs as at 31st December 2003 are set out in the financial statements on pages 35 to 69.

Dividends

An interim dividend of 58 cents (2002 : 58 cents) per share was paid to shareholders on 26th September 2003 and the Directors recommend a final dividend of $1.13 (2002 : $1.13) per share payable on 14th May 2004 to shareholders who are registered on the register of members on 13th May 2004.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in the Statement of Changes in Equity on the pages 38 and 39.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the year (2002 : Nil).

Charitable Donations

Donations by the Group during the year amounted to $1.7 million (2002 : $1.5 million).

Fixed Assets

Additions to Group fixed assets for the year amounted to $2,106 million (2002 : $3,145 million). The movements in fixed assets during the year are set out in note 12 on the financial statements.

Directors

The Directors in office at the date of this report are listed on page 80 of the Annual Report.

In accordance with Article 116 of the Company's Articles of Association, the Directors retiring by rotation at the forthcoming Annual General Meeting to be held on 13th May 2004 are Mr. Francis Lee Lan-yee and Mr. Frank J. Sixt, who, being eligible, offer themselves for re-election.

Directors' Service Contracts

None of the Directors offering themselves for re-election at the forthcoming Annual General Meeting has a service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) (2002 : Nil).

Independent Non-executive Directors' Remuneration

A director's fee of $50,000 per annum (2002 : $50,000 per annum) (or such amount on a pro-rata basis by reference to the period of service during the year) is payable to each independent non-executive Director of the Company. No other emoluments are paid or payable to the independent non-executive Directors of the Company during the year.

Contracts of Significance

No contract of significance to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

Major Customers and Suppliers

The Group's five largest customers combined did not exceed 30% of the Group's total turnover for the years ended 31st December 2003 and 2002.

The largest supplier of revenue items for the year represents 22.1% (2002 : 15.1%) of the Group's total purchase of revenue items, and the combined total of the largest five suppliers accounts for 68.9% (2002 : 61.9%).

At 31st December 2003, none of the Directors or shareholders to the knowledge of the Directors, had any interest in the above five largest suppliers.

Connected Transactions

The Stock Exchange of Hong Kong Limited ("Stock Exchange") has granted a conditional waiver to the Company from the requirement of disclosure by press notice as stipulated in Chapter 14 of the Listing Rules in connection with the agreements set out below.

The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, has entered into two agreements and several variation orders with A.S. Watson Group (HK) Limited ("Watson"), a subsidiary of Hutchison Whampoa Limited. Hutchison Whampoa Limited is the holding company of Cheung Kong Infrastructure Holdings Limited, a substantial shareholder of the Company. Pursuant to the agreement dated 7th January 2002, Watson agreed to supply and install electric appliances for newly developed residential premises from 1st January 2002 to 31st December 2003. The unit prices of these electric appliances are fixed during the contract period and the price is payable by HEC within 30 days against certified invoices for electric appliances installed. Pursuant to the agreement dated 17th February 2003 and variation orders dated 30th May 2003, 3rd September 2003 and 7th October 2003, Watson agreed to supply and install different types of electric appliances to residents in certain residential estates in the year 2003. The unit prices of these electric appliances are set out in the agreement and the said variation orders. The difference between the price the residents pay and the unit price set out in the agreement and the said variation orders is payable by HEC within 30 days after completion of installation and receipt of invoice. The aggregate amount of orders made by HEC under the above agreements during the year is approximately $3,088,000.

HEC has entered into an agreement dated 16th April 1999 and four variation orders dated 22nd May 2000, 24th March 2001, 18th March 2002 and 13th February 2003 respectively with Green Island Cement (Holdings) Limited ("GIC"), a subsidiary of Cheung Kong Infrastructure Holdings Limited, pursuant to which GIC agreed to supply limestone powder to HEC from 1st May 1999 to 30th April 2004. HEC will order limestone powder from GIC from time to time and the price is calculated according to the unit rates set out in the variation order dated 22nd May 2000 and is payable within 30 days upon receipt of an invoice from GIC. The amount of orders made by HEC during the year is approximately $6,331,000.

In accordance with one of the conditions imposed by the Stock Exchange, the independent non-executive Directors of the Company have reviewed the transactions conducted pursuant to the above agreements ("Transactions") in the year ended 31st December 2003 and confirm that:

(a) the Transactions have been conducted by the Group in the ordinary and usual course of its business;

(b) the Transactions have been entered into on normal commercial terms and on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c) the Transactions have been carried out in accordance with the terms of the agreements governing such Transactions.

Arrangement to Purchase Shares or Debentures

At no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate (2002 : Nil).

Code of Best Practice

With the exception that non-executive Directors have no set term of office but retire from office on a rotational basis in accordance with the Articles of Association of the Company, the Company has complied throughout the year ended 31st December 2003 with the Code of Best Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Audit Committee

In accordance with the Code of Best Practice, the Board of Directors established an audit committee on 1st January 1999 to review and supervise the Group's financial reporting and internal control systems. The audit committee consists of three independent non-executive Directors and has met twice during the year.

Directors' Emoluments

Directors' emoluments comprise payments to Directors by the Company and its subsidiaries in connection with the management of the affairs of the Company and its subsidiaries. The emoluments of the Directors of the Company for 2003 are as follows:

	Fees	Basic Salaries, Allowances & Other Benefits	Retirement Scheme Contributions	Bonuses	Total Emoluments
	HK$M	HK$M	HK$M	HK$M	HK$M
Executive Directors					
George C. Magnus *Chairman*	0.10	0.03	–	–	0.13
Canning Fok Kin-ning *Deputy Chairman*	0.05	0.23	–	–	0.28
Tso Kai-sum *Group Managing Director*	0.05	6.13	–	5.76	11.94
Andrew J. Hunter *Group Finance Director*	0.05	4.02	0.47	2.76	7.30
Kam Hing-lam	0.05	0.04	–	–	0.09
Francis Lee Lan-yee *Director & General Manager (Engineering)*	0.05	4.58	0.01	2.97	7.61
Victor Li Tzar-kuoi	0.05	0.16	–	–	0.21
Frank John Sixt	0.05	0.04	–	–	0.09
Non-executive Directors					
Ronald Joseph Arculli	0.05	0.06	–	–	0.11
Susan M.F. Chow	0.05	0.02	–	–	0.07
Holger Kluge	0.05	–	–	–	0.05
Ralph Raymond Shea	0.05	0.03	–	–	0.08
Wong Chung-hin	0.05	0.06	–	–	0.11
Ewan Yee Lup-yuen	0.05	0.03	–	–	0.08
	0.75	15.43	0.48	11.49	28.15

Directors' Interests

At 31st December 2003, the interests of the Directors in the issued share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SF Ordinance")) as recorded in the register required to be kept under section 352 of the SF Ordinance were as follows:

		Number of Ordinary Shares					Approximate Percentage of
Name of Director	Capacity	Personal	Family	Corporate	Other	Total	Shareholding
Victor Li Tzar-kuoi	Interest of child or spouse & beneficiary of trusts	–	151,000	–	829,599,612 *(Notes 1 & 2)*	829,750,612	38.88%
Ronald Joseph Arculli	Interest of controlled corporation	–	–	2,011	–	2,011	≃ 0%
Francis Lee Lan-yee	Beneficial owner	739	–	–	–	739	≃ 0%

Notes:

(1) These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI").

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a Director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SF Ordinance as a Director of the Company. Although Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SF Ordinance.

(2) Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of subsidiaries and associated companies of the Company held through the Company under the SF Ordinance.

Save as disclosed above, at 31st December 2003, none of the Directors or chief executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SF Ordinance) which were required to be notified to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SF Ordinance or which were recorded in the register required to be kept by the Company under Section 352 of the SF Ordinance, or which were required to be notified to the Company and the Stock Exchange pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Substantial Shareholders' Interests

According to the register kept under Section 336 of the Securities and Futures Ordinance (the "SF Ordinance") and information received by the Company, at 31st December 2003, shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SF Ordinance were as follows:

Name	Capacity	Number of Ordinary Shares	Approximate % of Shareholding
Interman Development Inc.	Beneficial owner	186,736,842 *(Note 1)*	8.75%
Venniton Development Inc.	Beneficial owner	197,597,511 *(Note 1)*	9.26%
Univest Equity S.A.	Beneficial owner	279,011,102 *(Note 1)*	13.07%
Monitor Equities S.A.	Beneficial owner & Interest of controlled corporation	287,211,674 *(Note 1)*	13.46%
Hyford Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	38.87%
Cheung Kong Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	38.87%
Hutchison Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Hutchison International Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Hutchison Whampoa Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	829,599,612 *(Note 4)*	38.87%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	829,599,612 *(Note 5)*	38.87%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	38.87%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	38.87%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	829,599,612 *(Note 6)*	38.87%

Notes:

(1) These are direct or indirect wholly-owned subsidiaries of Hyford Limited ("Hyford") and their interests are duplicated in the same 829,599,612 shares of the Company held by Hyford described in (2) below.

(2) Cheung Kong Infrastructure Holdings Limited ("CKI") is deemed to be interested in the 829,599,612 shares of the Company as referred to in (1) above as it holds more than one-third of the issued share capital of Hyford indirectly. Its interests are duplicated in the interest of Hutchison Whampoa Limited ("HWL") in the Company described in (3) below.

(3) HWL is deemed to be interested in the 829,599,612 shares of the Company as referred to in (2) above as it holds more than one-third of the issued share capital of Hutchison International Limited, which holds more than one-third of the issued share capital of Hutchison Infrastructure Holdings Limited ("HIH"). HIH holds more than one-third of the issued share capital of CKI.

(4) Cheung Kong (Holdings) Limited ("CKH") is deemed to be interested in the 829,599,612 shares of the Company as referred to in (3) above as certain subsidiaries of CKH hold more than one-third of the issued share capital of HWL.

(5) Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of The Li Ka-Shing Unity Trust ("UT1") is deemed to be interested in those shares of the Company described in (4) above as TUT1 as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of CKH.

(6) *Each of Mr. Li Ka-shing, Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of The Li Ka-Shing Unity Discretionary Trust ("DT1") and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of another discretionary trust is deemed to be interested in the same block of shares TUT1 as trustee of UT1 is deemed to be interested in as referred to in (5) above as all issued and outstanding units in UT1 are held by TDT1 as trustee of DT1 and by TDT2 as trustee of another discretionary trust. More than one-third of the issued share capital of TUT1 and of the trustees of the said discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Mr. Li Ka-shing owns one-third of the issued share capital of Unity Holdco.*

Save as disclosed above, at 31st December 2003, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company, which would fall to be disclosed to the Company under the provisions of Part XV of the SF Ordinance, or which were recorded in the register required to be kept by the Company under Section 336 of the SF Ordinance.

Sufficiency of Public Float

According to information that is available to the Company, the percentage of the Company's shares which are in the hands of the public exceeds 25% of the Company's total number of issued shares.

Directors' Interests in Competing Business

Messrs. George Magnus, Canning Fok, K.S. Tso, Victor Li, H.L. Kam, Frank Sixt and Mrs. Susan Chow, Directors of the Company ("Relevant Directors"), are also directors of Cheung Kong Infrastructure Holdings Limited ("CKI") whose principal activities are the investment and operation of infrastructure businesses in Hong Kong, Mainland China and other countries in the Asia-Pacific Region. These activities may be in competition with one of the Group's businesses of investment overseas in power generation, transmission and distribution facilities ("Overseas Business"). The Board is of the view that the Group is capable of carrying on its Overseas Business independently of, and at arms length from the business of CKI. When making decisions on the Overseas Business, the Relevant Directors, in the performance of their duties as directors of the Company, have acted and will continue to act in the commercial best interest of the Group and all its shareholders.

Subsidiaries

Particulars of the name, principal place of operation and issued share capital of subsidiaries are set out in Appendix 2 on page 68 of the Annual Report.

Summary of Five Year Financial Results

The summary of five year financial results of the Group is set out on page 72 of the Annual Report.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in Auditors in any of the preceding three years.

By Order of the Board

George C. Magnus
Chairman
Hong Kong, 4th March 2004

Report of the Auditors

To the shareholders of Hongkong Electric Holdings Limited 香港電燈集團有限公司
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 35 to 69 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 4th March 2004

Consolidated Profit and Loss Account

For the year ended 31st December 2003

	Note	**2003 HK$ million**	2002 HK$ million
			restated
Turnover	2	**11,250**	11,605
Direct costs		**(3,915)**	(3,728)
		7,335	7,877
Other revenue and net income	3	**1,283**	878
Other operating costs		**(578)**	(513)
Finance costs		**(646)**	(565)
Operating profit	5	**7,394**	7,677
Share of results of associates		**241**	163
Profit before taxation		**7,635**	7,840
Income tax:	8		
Current		**(1,092)**	(971)
Deferred		**(619)**	(233)
		(1,711)	(1,204)
Profit after taxation		**5,924**	6,636
Scheme of Control transfers	9		
From /(To):			
Development Fund		**139**	(1)
Rate Reduction Reserve		**(6)**	(11)
		133	(12)
Profit attributable to shareholders			
Local activities		**5,620**	6,289
Overseas activities		**437**	335
Total		**6,057**	6,624
Dividends:	10		
Interim dividend paid		**1,238**	1,238
Proposed final dividend		**2,412**	2,412
		3,650	3,650
Earnings per share	11	**$2.84**	$3.10

The notes on pages 40 to 69 form part of these financial statements.

Balance Sheets

At 31st December 2003

	Note	Group 2003 HK$ million	Group 2002 HK$ million restated	Company 2003 HK$ million	Company 2002 HK$ million
Assets					
Non-current assets					
Fixed assets					
– Property, plant and equipment		**42,024**	42,049	**–**	–
– Assets under construction		**3,000**	3,153	**–**	–
	12	**45,024**	45,202	**–**	–
Interest in subsidiaries	13	**–**	–	**28,385**	28,697
Interest in associates	14	**8,425**	7,910	**–**	–
Other investments	15	**7**	405	**–**	–
Employee retirement benefit assets	7	**236**	228	**13**	13
		53,692	53,745	**28,398**	28,710
Current assets					
Inventories	16	**368**	412	**–**	–
Trade and other receivables	17	**1,041**	1,062	**3**	4
Fuel Clause Account	18	**1,147**	1,235	**–**	–
Bank balances and other liquid funds		**464**	114	**459**	98
		3,020	2,823	**462**	102
Current liabilities					
Trade and other payables	19	**(1,124)**	(1,344)	**(36)**	(26)
Bank overdrafts – unsecured		**(4)**	(10)	**–**	–
Current portion of bank loans and other borrowings	20	**(2,436)**	(3,270)	**–**	–
Taxation		**(301)**	(425)	**–**	(6)
		(3,865)	(5,049)	**(36)**	(32)
Net current (liabilities)/assets		**(845)**	(2,226)	**426**	70
Total assets less current liabilities		**52,847**	51,519	**28,824**	28,780
Non-current liabilities					
Interest-bearing borrowings	20	**(10,187)**	(11,890)	**–**	–
Deferred creditors	21	**(760)**	(972)	**–**	–
Customers' deposits		**(1,387)**	(1,350)	**–**	–
Deferred taxation	22	**(5,105)**	(4,599)	**–**	–
Employee retirement benefit liabilities	7	**(92)**	(79)	**(24)**	(22)
		(17,531)	(18,890)	**(24)**	(22)
Rate Reduction Reserve	9	**(5)**	(10)	**–**	–
Development Fund	9	**–**	(139)	**–**	–
Net Assets		**35,311**	32,480	**28,800**	28,758
Capital and Reserves					
Share capital	23	**2,134**	2,134	**2,134**	2,134
Reserves		**33,177**	30,346	**26,666**	26,624
		35,311	32,480	**28,800**	28,758

Approved and authorised for issue by the Board of Directors on 4th March 2004

George C. Magnus
Chairman

Tso Kai-sum
Group Managing Director

The notes on pages 40 to 69 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31st December 2003

	Note	**2003 HK$ million**	2002 HK$ million
Operating activities			
Cash generated from operations	24	**8,787**	8,343
Interest paid		**(656)**	(556)
Interest received		**752**	506
Rate Reduction Reserve rebated		**(11)**	(10)
Hong Kong profits tax paid		**(1,216)**	(1,337)
Net cash from operating activities		**7,656**	6,946
Investing activities			
Purchase of fixed assets and capital stock		**(1,948)**	(3,181)
Capitalised interest paid		**(129)**	(198)
Receipts and deposits from sales of fixed assets		**621**	22
Proceeds from sales of other investments		**449**	217
Investments in associates		**(8)**	(4)
Investments in unlisted securities		**(7)**	–
New loans to associates		**(3,584)**	(2,328)
Repayment of loans by associates		**5,219**	–
Dividends received from associates		**3**	4
Dividends received from other investments		**4**	12
Net cash from/(used in) investing activities		**620**	(5,456)
Financing activities			
New bank loans and other borrowings		**7,490**	5,016
Repayment of bank loans and other borrowings		**(11,585)**	(3,290)
Repayment of deferred creditors		**(212)**	(211)
New customers' deposits		**243**	256
Repayment of customers' deposits		**(206)**	(208)
Dividends paid		**(3,650)**	(3,522)
Net cash used in financing activities		**(7,920)**	(1,959)
Net increase/(decrease) in cash and cash equivalents		**356**	(469)
Cash and cash equivalents at beginning of year		**104**	573
Cash and cash equivalents at end of year		**460**	104
Analysis of the balances of cash and cash equivalents			
Bank balances and other liquid funds		**464**	114
Bank overdrafts – unsecured		**(4)**	(10)
		460	104

The notes on pages 40 to 69 form part of these financial statements.

Statement of Changes in Equity

For the year ended 31st December 2003

HK$ million	Share Capital	Share Premium	Exchange Reserves	Revenue Reserves	Proposed Dividends	Total
	Group					
At 1st January 2002						
– as previously reported	2,134	4,476	1	24,863	2,284	33,758
– prior year adjustment in respect of deferred taxation (see note 30)	–	–	–	(4,468)	–	(4,468)
– as restated	2,134	4,476	1	20,395	2,284	29,290
Exchange difference arising on translation of:						
– overseas subsidiaries	–	–	40	–	–	40
– overseas associates	–	–	48	–	–	48
Net gains not recognised in Profit and Loss Account	–	–	88	–	–	88
Final dividend in respect of the previous year approved and paid	–	–	–	–	(2,284)	(2,284)
Profit for the year (as restated)	–	–	–	6,624	–	6,624
Interim dividend paid	–	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 10(a))	–	–	–	(2,412)	2,412	–
At 31st December 2002	2,134	4,476	89	23,369	2,412	32,480
At 1st January 2003						
– as previously reported	**2,134**	**4,476**	**89**	**28,040**	**2,412**	**37,151**
– prior year adjustment in respect of deferred taxation (see note 30)	–	–	–	**(4,671)**	–	**(4,671)**
– as restated	**2,134**	**4,476**	**89**	**23,369**	**2,412**	**32,480**
Exchange difference arising on translation of:						
– overseas subsidiaries	–	–	**255**	–	–	**255**
– overseas associates	–	–	**169**	–	–	**169**
Net gains not recognised in Profit and Loss Account	–	–	**424**	–	–	**424**
Final dividend in respect of the previous year approved and paid	–	–	–	–	**(2,412)**	**(2,412)**
Profit for the year	–	–	–	**6,057**	–	**6,057**
Interim dividend paid	–	–	–	**(1,238)**	–	**(1,238)**
Proposed final dividend (see note 10(a))	–	–	–	**(2,412)**	**2,412**	–
At 31st December 2003	**2,134**	**4,476**	**513**	**25,776**	**2,412**	**35,311**

Group revenue reserves as at 31st December 2003 include the Group's share of the retained profits of its associates amounting to $836 million (2002: $542 million).

The notes on pages 40 to 69 form part of these financial statements.

HK$ million	Share Capital	Share Premium	Company Revenue Reserves	Proposed Dividends	Total
At 1st January 2002	2,134	4,476	17,581	2,284	26,475
Final dividend in respect of the					
previous year approved and paid	–	–	–	(2,284)	(2,284)
Profit for the year	–	–	5,805	–	5,805
Interim dividend paid	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 10(a))	–	–	(2,412)	2,412	–
At 31st December 2002	2,134	4,476	19,736	2,412	28,758
At 1st January 2003	**2,134**	**4,476**	**19,736**	**2,412**	**28,758**
Final dividend in respect of the					
previous year approved and paid	**–**	**–**	**–**	**(2,412)**	**(2,412)**
Profit for the year	**–**	**–**	**3,692**	**–**	**3,692**
Interim dividend paid	**–**	**–**	**(1,238)**	**–**	**(1,238)**
Proposed final dividend (see note 10(a))	**–**	**–**	**(2,412)**	**2,412**	**–**
At 31st December 2003	**2,134**	**4,476**	**19,778**	**2,412**	**28,800**

All of the Company's revenue reserves are available for distribution to shareholders.

The notes on pages 40 to 69 form part of these financial statements.

Notes on the Financial Statements

(Expressed in Hong Kong Dollars)

1. Significant Accounting Policies

(a) Statement of Compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of Preparation of the Financial Statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the marking to market of other investments as explained in the accounting policies set out below.

(c) Basis of Consolidation

The Group financial statements incorporate the financial statements of Hongkong Electric Holdings Limited and all its subsidiaries made up to 31st December each year, together with the Group's share of the results for the year and the relevant share of the post acquisition results of its associates.

(d) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. In the Company's Balance Sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(k)).

(e) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Consolidated Profit and Loss Account reflects the Group's share of the post-acquisition results calculated from their financial statements made up to 31st December each year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(f). In the Consolidated Balance Sheet, investments in associates are stated under the equity method and are initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associates' net assets.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the Profit and Loss Account.

(f) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of subsidiaries:

- for acquisitions before 1st January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 1(k)); and
- for acquisitions on or after 1st January 2001, positive goodwill is amortised to the Consolidated Profit and Loss Account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the Consolidated Balance Sheet at cost less any accumulated amortisation and any impairment losses (see note 1(k)).

In respect of acquisitions of associates, positive goodwill is amortised to the Consolidated Profit and Loss Account on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(k)) is included in the carrying amount of the interest in associates.

On disposal of a subsidiary or an associate during the year, any attributable amount of purchased goodwill not previously amortised through the Consolidated Profit and Loss Account or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

(g) Investment Securities

(i) Investments held on a continuing basis for an identified long-term purpose are classified as "investment securities". Investment securities are stated in the Balance Sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the Profit and Loss Account, such provisions being determined for each investment individually.

(ii) Provision against the carrying value of investment securities is written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) All other investments are stated in the Balance Sheet at fair value. Changes in fair value are recognised in the Profit and Loss Account as they arise.

(iv) Profits or losses on disposal of investment securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the Profit and Loss Account as they arise.

(h) Income Recognition

(i) Regulation of earnings under the Scheme of Control

The earnings of The Hongkong Electric Company, Limited ("HEC") are regulated by the Hong Kong SAR Government under a Scheme of Control ("SOC") which provides for a permitted level of earnings based principally on a return on HEC's capital investment in electricity generation, transmission and distribution assets (the "Permitted Return"). HEC is required to submit detailed financial plans for approval by the Government which project the key determinants of the Permitted Return HEC will be entitled to over the Financial Plan period.

The Government has approved the current Financial Plan covering the period from 1999 to 2004. No further Government approval is required during this period unless a need for significant rate increases, over and above those set out in the Financial Plan, is identified during the Annual Review conducted with Government under the terms of the SOC.

(ii) Fuel Clause Account

Under the SOC, any difference between the standard cost of fuel and the actual cost of fuel consumed is credited (or debited) to the Fuel Clause Account ("Fuel Clause Transfer").

Fuel Clause Rebates (or Surcharges) are given (or charged) to customers by reducing (or increasing) the Basic Tariff rate to a Net Tariff rate payable by customers and are debited (or credited) to the Fuel Clause Account.

The balance on the Fuel Clause Account at the end of a financial year represents the difference between Fuel Clause Rebates (or Surcharges) and Fuel Clause Transfers during the year, together with any balance brought forward from the prior year. Any debit balance is carried forward as a deferred receivable to be recovered from Fuel Clause Transfers or Fuel Clause Surcharges and any credit balance is carried forward as a deferred payable to be cleared by Fuel Clause Transfers or Fuel Clause Rebates. The 1999-2004 Financial Plan was submitted and approved by Government on the basis that any deferred receivable would be recovered by the end of the Financial Plan period, i.e. by the end of 2004. However, during 2002 HEC reached agreement with Government such that recovery of this deferred receivable would be more gradual, and that the balance would be recovered in full by not later than the end of 2008, which is the year in which the current SOC agreement expires. Such agreement will be reflected in the next Financial Plan to be submitted to Government, which will cover the period from 2004 to 2008.

(iii) Income recognition

Income is recognised based on units of electricity consumed by customers during the year at basic tariff rates, which is the unit charge agreed with the Government during the Annual Review for each financial year.

Fuel Clause Rebates included in the 1999-2004 Financial Plan and to be included in the 2004-2008 Financial Plan include amounts in excess of Fuel Clause Transfers in certain financial years, which are utilised to smooth increases in Net Tariffs paid by customers during the Financial Plan period. The impact of tariff smoothing is to reduce the Net Tariffs payable by customers in certain years and increase the Net Tariffs in other years. However, the tariff smoothing has no impact on HEC's total earnings over the period to 2008 and the related balance on the Fuel Clause Account (see note 1(h)(ii)) is expected to be recovered by the end of that period. In accounting for income, Fuel Clause Account debit balances are therefore treated as deferred receivables in the Balance Sheet and not accounted for in the Profit and Loss Account each year.

(i) Fixed Assets and Depreciation

(i) Fixed assets are stated in the Balance Sheet at cost less accumulated depreciation (see note 1(i)(iv)) and impairment losses (see note 1(k)).

(ii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iii) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the Profit and Loss Account on the date of retirement or disposal.

(iv) Depreciation is provided on a straight line basis and is calculated to write off the cost of fixed assets over their expected useful lives as set out below:

	Years
Leasehold land	Over the unexpired terms of the leases
Cable tunnels	100
Ash lagoon	50
Buildings, generation plant and machinery, transmission and distribution equipment	35
Cables and gas turbines	30
Meters, microwave and optical fibre equipment and trunk radio system	15
Furniture, fixtures, sundry plant and equipment	10
Workshop tools and office equipment	5
Computers	5 to 10
Motor vehicles and marine craft	5 to 6

(j) Operating Lease Charges

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases. Where the Group has the use of assets under operating leases, payments made under the leases are charged to the Profit and Loss Account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset.

(k) Impairment of Assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment
- investments in subsidiaries and associates
- positive goodwill (whether taken initially to reserves or recognised as an asset)

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the Profit and Loss Account in the year in which the reversals are recognised.

(l) Inventories and Work In Progress

Coal, stores and fuel oil are valued at cost on a weighted average basis.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the stock to its present location and condition. Cost of stock recognised as an expense includes the write off and all losses of stock.

(m) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(n) Employee Retirement Benefits

(i) The Group's net obligation in respect of defined benefit retirement schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the "Projected Unit Credit Method".

When the benefits of a scheme are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the Profit and Loss Account on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the Profit and Loss Account.

In calculating the Group's obligation in respect of a scheme, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of scheme assets, that portion is recognised in the Profit and Loss Account over the expected average remaining working lives of the employees participating in the scheme. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the scheme or reductions in future contributions to the scheme.

(ii) Obligations for contributions to defined contribution retirement schemes, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the Profit and Loss Account as incurred.

(o) Foreign Currencies

Foreign currency balances at the year end are translated into Hong Kong dollars at the exchange rates ruling at the Balance Sheet date.

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates, or at contract rates if foreign currencies are fixed in supplier agreements or hedged by forward foreign exchange contracts.

Exchange gains and losses in respect of fixed assets under construction are, up to the date of commissioning, incorporated in the cost of the assets. All other exchange differences are dealt with in the Profit and Loss Account.

The results of overseas subsidiaries and associates are translated into Hong Kong dollars at the average exchange rates for the year; Balance Sheet items are translated at the rates of exchange ruling at the Balance Sheet date. The resulting exchange differences are dealt with as a movement in reserves.

(p) Income Tax

(i) Income tax for the year comprises current and deferred tax. Income tax is recognised in the Profit and Loss Account except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset.

(q) Borrowing Costs

Borrowing costs are expensed in the Profit and Loss Account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(r) Related Parties

Related parties are individuals and companies, where the Group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(s) Provisions and Contingent Liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(t) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

2. Turnover

The principal activity of the Group is the generation and supply of electricity.

Group turnover is analysed as follows:

	2003 $ million	2002 $ million
Sales of electricity	**11,263**	11,522
Special subsidy	**(104)**	–
Concessionary discount on sales of electricity	**(3)**	(2)
Electricity-related income	**43**	35
Technical service fees	**51**	50
	11,250	11,605

3. Other Revenue and Net Income

	2003 $ million	2002 $ million
Other Revenue		
Interest income	**797**	609
Dividend income from other investments	**4**	12
Sundry income	**87**	28
	888	649
Other Net Income		
Net profit on disposal of fixed assets	**351**	–
Net realised and unrealised gains on other investments carried at fair value	**44**	229
	1,283	878

4. Segment Information

(a) Business Segment

The Group's principal business segments are sales of electricity and infrastructure investments. Financial information about the Group's business segments is set out in Appendix 1 (a) on page 66.

(b) Geographical Segment

The Group operates, through its subsidiaries and associates, in two major geographical regions – Hong Kong and Australia. Financial information about the Group's operations by geographical region is set out in Appendix 1 (b) on page 67.

5. Operating Profit

	2003 $ million	2002 $ million
Operating profit is shown after charging/(crediting):		
Finance costs		
Interest on overdrafts, bank loans and other borrowings repayable within 5 years	**741**	727
Interest on other borrowings	**29**	50
Less: interest capitalised to fixed assets	**(121)**	(207)
interest transferred to fuel cost	**(3)**	(5)
	646	565
Depreciation	**1,777**	1,667
Costs of inventories	**1,004**	991
Staff costs	**541**	570
Operating lease charges – equipment	**28**	–
Fixed assets written off	**34**	27
Auditors' remuneration	**3**	3

Interest expenses have been capitalised at the average rate of approximately 3.5% p.a. (2002: 4% p.a.) for assets under construction.

The profit attributable to shareholders includes a profit of $3,692 million (2002: $5,805 million) which has been dealt with in the financial statements of the Company.

6. Directors' Emoluments and Senior Management Compensation

(a) Directors' Emoluments

Directors' emoluments comprise payments to Directors by the Company and its subsidiaries in connection with the management of the affairs of the Company and its subsidiaries. The emoluments of the Directors of the Company are as follows:

	2003 $ million	2002 $ million
Directors' fees	**0.75**	0.75
Basic salaries, allowances and other benefits	**15.43**	15.53
Retirement scheme contributions	**0.48**	0.33
Bonuses	**11.49**	10.88
	28.15	27.49

The total emoluments of the Directors are within the following bands:

	2003 Number	2002 Number
HK$ 0 to HK$ 1,000,000	**11**	11
HK$ 6,500,001 to HK$ 7,000,000	**–**	1
HK$ 7,000,001 to HK$ 7,500,000	**1**	1
HK$ 7,500,001 to HK$ 8,000,000	**1**	–
HK$11,500,001 to HK$12,000,000	**1**	1

Further details on Directors' emoluments can be found in the Report of the Directors on page 30.

(b) Senior Management Compensation

The five highest paid individuals in the Group included three directors (2002: three) whose total emoluments are shown above. The emoluments of the other two individuals (2002: two) who comprise the five are set out below:

	2003 $ million	2002 $ million
Salaries and other benefits	**9.74**	8.09
Retirement scheme contributions	**0.89**	1.09
	10.63	9.18

The total emoluments of the two individuals (2002: two) are within the following bands:

	2003 Number	2002 Number
HK$ 4,000,001 to HK$ 4,500,000	**–**	1
HK$ 4,500,001 to HK$ 5,000,000	**1**	1
HK$ 5,500,001 to HK$ 6,000,000	**1**	–

7. Employee Retirement Benefits

(a) Defined Benefit Retirement Scheme

The Company and its principal subsidiaries operate two Retirement Schemes which cover substantially all permanent staff in the Group. The Schemes are established under trust and are registered under the Occupational Retirement Schemes Ordinance. They are defined benefit in nature whereby the retirement benefits are based on the employee's final basic salary and length of service. The assets of the Schemes are held independently of the Group's assets in separate trustee administered funds.

The funding policy in respect of the Schemes is based on valuations prepared periodically by independent professionally qualified actuaries at Watson Wyatt Hong Kong Limited. The policy on employer's contributions is to fund the Schemes in accordance with the actuary's recommendations on an on-going basis, whereas employees' contributions, if applicable, are fixed at 5% on basic pay. The appointed actuary, represented by Mr. A. Wong, FSA, FCIA and Mr. J.K.L. Yip, FSA, CFA, has carried out valuations as at 1st January 2002 of both Schemes and the valuations revealed that the Scheme assets in each case were sufficient to cover the respective discontinuance liabilities as at the valuation date.

Retirement scheme costs charged to the Profit and Loss Account for the year ended 31st December 2003 were determined in accordance with the Statement of Standard Accounting Practice 34 "Employee Benefits", under which the Schemes are required to be valued using the "Projected Unit Credit Method".

(i) The amount recognised in the Balance Sheet is as follows:

	Group		Company	
	2003 $ million	2002 $ million	**2003 $ million**	2002 $ million
Present value of funded obligations	**3,427**	3,295	**321**	318
Fair value of scheme assets	**(3,240)**	(2,632)	**(278)**	(228)
Net unrecognised actuarial losses	**(331)**	(812)	**(32)**	(81)
	(144)	(149)	**11**	9

The plan assets include ordinary shares issued by the Company with a fair value of $ Nil (2002: $5.6 million).

(ii) Movements in the net liability/(asset) recognised in the Balance Sheet are as follows:

	Group		Company	
	2003 $ million	2002 $ million	**2003 $ million**	2002 $ million
At 1st January	**(149)**	–	**9**	–
Expenses recognised in the Profit and Loss Account	**141**	174	**10**	55
Contributions paid to schemes	**(136)**	(323)	**(8)**	(46)
At 31st December	**(144)**	(149)	**11**	9
Represented by:				
Employee retirement benefit assets	**(236)**	(228)	**(13)**	(13)
Employee retirement benefit liabilities	**92**	79	**24**	22
	(144)	(149)	**11**	9

(iii) Expense recognised in the Profit and Loss Account, prior to any capitalisation of employment costs attributable to fixed assets additions, is as follows:

	2003 **$ million**	2002 $ million
Current service cost	**137**	125
Interest cost	**174**	199
Expected return on scheme assets	**(201)**	(229)
Net actuarial losses recognised	**31**	–
Net transitional liability recognised	**–**	79
	141	174

Recognised in the following line items:

	2003 **$ million**	2002 $ million
Direct costs	**77**	42
Other operating costs	**64**	132
	141	174
Actual return on scheme assets gain/(loss)	**593**	(288)

(iv) The principal actuarial assumptions used as at 31st December (expressed as weighted average) are as follows:

	Group and Company	
	2003	2002
Discount rate	**5.5%**	5.5%
Expected rate of return on scheme assets	**7.5%**	7.5%
Future salary increase rate	**5%**	5%
Future pension increase rate	**2.5%**	2.5%

(b) Defined Contribution Retirement Scheme

Since the introduction of the Hong Kong Mandatory Provident Fund Scheme in December 2000, all new recruits are enrolled in that Scheme instead of the existing retirement schemes.

	2003 **$ million**	2002 $ million
Expenses recognised in the Profit and Loss Account	**2**	2

8. Income Tax

	2003 $ million	2002 $ million
		restated
Current Tax – Provision for Hong Kong Profits Tax		
The Company and its subsidiaries	**1,092**	970
Associates	**–**	1
	1,092	971
Deferred Tax		
Origination and reversal of temporary differences	**75**	184
Effect of increase in tax rate on deferred tax balances at 1st January	**431**	–
The Company and its subsidiaries – Hong Kong	**506**	184
Associates – overseas	**113**	49
	619	233
Total income tax expenses	**1,711**	1,204

In March 2003, the Hong Kong Government announced an increase in the Profits Tax rate applicable to the Group's operations in Hong Kong from 16% to 17.5%. This increase is taken into account in the preparation of the Group's 2003 financial statements.

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2002: 16%) based on the assessable profit for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

Reconciliation between tax expense and accounting profit at applicable tax rates

	2003 $ million	2002 $ million
Profit before taxation	**7,635**	7,840
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	**1,407**	1,279
Tax effect of non-deductible expenses	**20**	13
Tax effect of non-taxable revenue	**(147)**	(92)
Tax effect of temporary differences not recognised	**(1)**	6
Tax effect of unused tax losses not recognised	**3**	–
Tax effect on rebated Rate Reduction Reserve	**(2)**	(2)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	**431**	–
Total income tax expenses	**1,711**	1,204

9. Scheme of Control Transfers

The financial operations of The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, are governed by a Scheme of Control ("SOC") agreed with the Hong Kong SAR Government which provides for HEC to earn a Permitted Return (see note 1(h)(i)). Any difference between this Permitted Return and the SOC net revenue as calculated in accordance with the SOC must be transferred to/(from) a Development Fund from/(to) the Profit and Loss Account of HEC. Where the SOC net revenue is less than the Permitted Return, the amount transferred from the Development Fund to the Profit and Loss Account shall not exceed the balance of the Development Fund. In addition, 8% of the average balance of the Development Fund is transferred from the Profit and Loss Account of HEC to a Rate Reduction Reserve, which is subsequently rebated to customers. Movements on the Development Fund and Rate Reduction Reserve are as follows:

(a) Development Fund

	2003 $ million	2002 $ million
At 1st January	**139**	138
Transfer (to)/from Profit and Loss Account	**(139)**	1
At 31st December	**–**	139

(b) Rate Reduction Reserve

	2003 $ million	2002 $ million
At 1st January	**10**	9
Transfer from Profit and Loss Account	**6**	11
Rebate to customers	**(11)**	(10)
At 31st December	**5**	10

10. Dividends

(a) Dividends attributable to the year

	2003 $ million	2002 $ million
Interim dividend declared and paid of 58 cents per share (2002: 58 cents per share)	**1,238**	1,238
Proposed final dividend after the balance sheet date of $1.13 per share (2002: $1.13 per share)	**2,412**	2,412
	3,650	3,650

The proposed dividend is based on 2,134,261,654 shares (2002: 2,134,261,654 shares), being the total number of issued shares at the year end. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2003 $ million	2002 $ million
Final dividend in respect of the previous financial year, approved and paid during the year, of $1.13 per share (2002: $1.07 per share)	**2,412**	2,284

11. Earnings Per Share

The calculation of earnings per share is based on profit attributable to shareholders of $6,057 million (2002: $6,624 million) and 2,134,261,654 shares in issue throughout the year (2002: 2,134,261,654 shares).

There were no dilutive potential ordinary shares in existence during the years ended 31st December 2003 and 2002.

12. Fixed Assets

$ million	Leasehold Land	Buildings	Plant, Machinery and Equipment	Assets Under Construction	Total
Cost					
At 1st January 2003	**3,126**	**11,046**	**44,230**	**3,153**	**61,555**
Additions	**1**	**1**	**190**	**1,914**	**2,106**
Transfers between categories	**83**	**302**	**1,682**	**(2,067)**	**–**
Disposals	**(17)**	**(13)**	**(769)**	**–**	**(799)**
At 31st December 2003	**3,193**	**11,336**	**45,333**	**3,000**	**62,862**
Depreciation					
At 1st January 2003	**267**	**2,497**	**13,589**	**–**	**16,353**
Written back on disposal	**–**	**(8)**	**(434)**	**–**	**(442)**
Charge for the year	**65**	**307**	**1,555**	**–**	**1,927**
At 31st December 2003	**332**	**2,796**	**14,710**	**–**	**17,838**
Net Book Value					
At 31st December 2003	**2,861**	**8,540**	**30,623**	**3,000**	**45,024**
At 31st December 2002	2,859	8,549	30,641	3,153	45,202

The above are mainly electricity-related fixed assets in respect of which financing costs capitalised during the year amounted to $121 million (2002: $207 million).

Group leasehold land at 31st December 2003 is held in Hong Kong and comprises $75 million (2002: $92 million) and $2,786 million (2002: $2,767 million) of long-term and medium-term leasehold land respectively.

Group assets under construction at 31st December 2003 included leasehold land of $788 million (2002: $722 million) which is held in Hong Kong for the medium-term.

Depreciation charges for the year included $150 million (2002: $155 million), relating to assets utilised in development activities, which have been capitalised in accordance with Statement of Standard Accounting Practice No. 17 on Property, Plant and Equipment.

13. Interest in Subsidiaries

	Company	
	2003 **$ million**	2002 $ million
Unlisted shares, at cost	**2,417**	2,417
Loan capital (see note below)	**19,490**	17,587
Amounts due from subsidiaries	**6,478**	8,693
	28,385	28,697

Loan capital is paid to The Hongkong Electric Company, Limited. These interest free loans, defined as "Loan Capital" in the Scheme of Control Agreement effective 1st January 1994, are not repayable without the prior agreement of the Government.

Particulars of the principal subsidiaries are set out in Appendix 2 on page 68.

14. Interest in Associates

	Group	
	2003 **$ million**	2002 $ million
		restated
Share of net assets	**877**	575
Loans to associates (see note below)	**7,136**	7,040
Amounts due from associates	**412**	295
	8,425	7,910

Included in the loans to associates, $6,335 million (2002: $4,595 million) are subordinated loans. The rights in respect of these loans are subordinated to the rights of any other lenders to the associates.

Particulars of the principal associates are set out in Appendix 3 on pages 69.

15. Other Investments

	Group	
	2003 **$ million**	2002 $ million
Listed equity securities	**–**	405
Unlisted equity securities	**7**	–
	7	405
Market Value of listed securities	**–**	405

16. Inventories

	Group	
	2003 **$ million**	2002 $ million
Work in progress	**1**	–
Coal and fuel oil	**86**	120
Stores and materials (see note below)	**281**	292
	368	412

Included in stores and materials is capital stock of $194 million (2002: $222 million) which was purchased for the future maintenance of capital assets. Stores and materials of $45 million (2002: $49 million) are stated net of specific provisions to reflect their estimated net realisable value.

17. Trade and Other Receivables

	Group		Company	
	2003 **$ million**	2002 $ million	**2003** **$ million**	2002 $ million
Demand Side Management account (see note (a) below)	**45**	37	**–**	–
Debtors (see note (b) below)	**996**	1,025	**3**	4
	1,041	1,062	**3**	4

(a) The Hongkong Electric Company, Limited reached an agreement with Government in 2000 to carry out Demand Side Management ("DSM") programmes to promote energy and maximum demand savings among non-domestic customers. The DSM account at the year end represents the costs spent on DSM programmes which, as agreed with Government, will be recovered from non-domestic customers by applying DSM surcharges in subsequent years. Movements on the DSM account are as follows:

	Group	
	2003 **$ million**	2002 $ million
At 1st January	**37**	15
Programme costs incurred	**8**	22
At 31st December	**45**	37

(b) Debtors' ageing is analysed as follows:

	Group		Company	
	2003 **$ million**	2002 $ million	**2003** **$ million**	2002 $ million
Within 1 month	**505**	497	**–**	–
1 to 3 months overdue	**28**	26	**–**	–
More than 3 months overdue but less than 12 months overdue	**9**	9	**–**	–
Total trade debtors (see note below)	**542**	532	**–**	–
Deposits, prepayments and other receivables	**454**	493	**3**	4
	996	1,025	**3**	4

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

18. Fuel Clause Account

A rebate to customers of 6.13 cents (2002: 7.1 cents) per unit of electricity sales was implemented effective 1st January 2003. Movements on the Fuel Clause Account were as follows:

	Group	
	2003 **$ million**	2002 $ million
At 1st January	**1,235**	1,216
Transfer from Profit and Loss Account	**(726)**	(724)
Rebate during the year	**638**	743
At 31st December	**1,147**	1,235

This account, inclusive of interest, has been and will continue to be used to stabilise electricity tariffs (see note 1(h)).

19. Trade and Other Payables

	Group		Company	
	2003 $ million	2002 $ million	**2003 $ million**	2002 $ million
Creditors (see note below)	**912**	1,132	**36**	26
Current portion of deferred creditors (see note 21)	**212**	212	**–**	–
	1,124	1,344	**36**	26
Creditors' ageing is analysed as follows:				
Due within 1 month	**341**	353	**11**	3
Due between 1 month and 3 months	**241**	288	**–**	1
Due between 3 months and 12 months	**301**	454	**1**	–
	883	1,095	**12**	4
Other payables	**29**	37	**24**	22
	912	1,132	**36**	26

20. Non-current Interest-bearing Borrowings

	Group	
	2003 $ million	2002 $ million
Bank loans	**8,923**	10,460
Current portion	**(1,236)**	(2,270)
	7,687	8,190
Hong Kong dollar notes (see note below)	**3,700**	4,700
Current portion	**(1,200)**	(1,000)
	2,500	3,700
Total	**10,187**	11,890

Hong Kong dollar fixed rate notes bear interest at rates between 4.5% p.a. to 7.73% p.a. (2002: 4.5% p.a. to 7.73% p.a.), while interest on floating rate notes are determined with reference to the Hong Kong Interbank Offer Rate. Details of issuers of Hong Kong dollar notes are set out in Appendix 2 on page 68.

These borrowings have final maturities extending up to 2010 and are repayable as follows:

	Bank Loans		Hong Kong Dollar Notes		Total	
$ million	**2003**	2002	**2003**	2002	**2003**	2002
Within 1 year	**1,236**	2,270	**1,200**	1,000	**2,436**	3,270
Between 1 and 2 years	**126**	2,700	**1,000**	1,200	**1,126**	3,900
Between 2 and 5 years	**7,061**	4,990	**500**	1,500	**7,561**	6,490
Over 5 years	**500**	500	**1,000**	1,000	**1,500**	1,500
	8,923	10,460	**3,700**	4,700	**12,623**	15,160

Interest rates on the borrowings are either fixed or floating and determined with reference to the Hong Kong Interbank Offer Rate or Australian Bank Bill Swaps Reference Rate:

	2003		2002	
	Amount $ million	**Interest Rate % p.a.**	Amount $ million	Interest Rate % p.a.
Fixed rate loans and loans swapped to fixed rate	**9,400**	**4.1 – 7.9**	9,326	5.4 – 7.9
Floating rate loans and loans swapped to floating rate	**3,223**		5,834	
	12,623		15,160	

21. Deferred Creditors

	Group	
	2003 $ million	2002 $ million
Deferred creditors	**972**	1,184
Current portion of deferred creditors (see note 19)	**(212)**	(212)
	760	972
Deferred creditors are repayable as follows (see note below):		
Within 1 year	**212**	212
Between 1 and 2 years	**212**	212
Between 2 and 5 years	**534**	635
Between 5 and 10 years	**14**	125
	972	1,184

Deferred creditors are unsecured and bear interest at a margin over Hong Kong Interbank Offered Rate with final maturities up to 2011.

22. Deferred Taxation

(a) Movements in deferred taxation during the year are as follows:

	Group	
	2003 **$ million**	2002 $ million
		restated
At 1st January	**4,599**	4,415
Transfer from Profit and Loss Account (see note 8)	**506**	184
At 31st December	**5,105**	4,599

(b) Major components of deferred tax liabilities are set out below:

	Group	
	2003 **$ million**	2002 $ million
		restated
Tax effects of:		
Depreciation allowances in excess of related depreciation	**4,898**	4,400
Fuel clause rebates	**201**	198
Contributions to employee retirement schemes	**6**	1
	5,105	4,599

(c) Deferred tax assets have not been recognised in respect of the following items:

	Group		Company	
	2003 **$ million**	2002 $ million	**2003** **$ million**	2002 $ million
Deductible temporary differences	**6**	7	**6**	7
Tax losses	**3**	–	**3**	–
	9	7	**9**	7

The deductible temporary differences and tax losses do not expire under current tax legislation.

23. Share Capital

	Number of Shares	Company 2003 $ million	Company 2002 $ million
Authorised			
Ordinary shares of $1 each	3,300,000,000	**3,300**	3,300
Issued and fully paid			
Ordinary shares of $1 each	2,134,261,654	**2,134**	2,134

24. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before taxation to cash generated from operations

	2003 $ million	2002 $ million
Profit before taxation	**7,635**	7,840
Adjustments for:		
Share of results of associates	**(241)**	(163)
Interest income	**(797)**	(609)
Dividend income from other investments	**(4)**	(12)
Finance costs	**649**	570
Depreciation	**1,777**	1,667
Fixed assets written off	**34**	27
Net profit on disposal of fixed assets	**(351)**	–
Net realised and unrealised gains on other investments carried at fair value	**(44)**	(229)
Exchange gain	**–**	(2)
Operating profit before changes in working capital	**8,658**	9,089
Decrease in inventories	**16**	41
Decrease/(increase) in trade and other receivables	**19**	(366)
Decrease/(increase) in Fuel Clause Account	**88**	(19)
Increase/(decrease) in trade and other payables, excluding current portion of deferred creditors	**1**	(253)
Decrease/(increase) in net employee retirement benefits	**5**	(149)
Cash generated from operations	**8,787**	8,343

25. Related Party Transactions

The Group had the following significant related party transactions during the year:

	Group	
	2003 **$ million**	2002 $ million
Purchase of coal	**-**	141
Purchase of electric appliances for residential premises (see note (a) below)	**2**	2
Purchase of limestone powder (see note (a) below)	**6**	6
Purchase of assets (see note (b) below)	**1**	15
Interest income (see note (c) below)	**(783)**	(605)

(a) The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, has entered into two agreements and several variation orders with A.S. Watson Group (HK) Limited ("Watson"), a subsidiary of Hutchison Whampoa Limited. Hutchison Whampoa Limited is the holding company of Cheung Kong Infrastructure Holdings Limited, a substantial shareholder of the Company. Pursuant to the agreement dated 7th January 2002, Watson agreed to supply and install electric appliances for newly developed residential premises from 1st January 2002 to 31st December 2003. The unit prices of these electric appliances are fixed during the contract period and the price is payable by HEC within 30 days against certified invoices for electric appliances installed. Pursuant to the agreement dated 17th February 2003 and variation orders dated 30th May 2003, 3rd September 2003 and 7th October 2003, Watson agreed to supply and install different types of electric appliances to residents in certain residential estates in the year 2003. The unit prices of these electric appliances are set out in the agreement and the said variation orders. The difference between the price the residents pay and the unit price set out in the agreement and the said variation orders is payable by HEC within 30 days after completion of installation and receipt of invoice. The aggregate amount incurred by HEC under the above agreements during the year is $2 million (2002: $2 million). The amount due to Watson at 31st December 2003 is $1 million (2002: $0.3 million).

HEC has entered into an agreement dated 16th April 1999 and four variation orders dated 22nd May 2000, 24th March 2001, 18th March 2002 and 13th February 2003 respectively with Green Island Cement (Holdings) Limited ("GIC"), a subsidiary of Cheung Kong Infrastructure Holdings Limited, pursuant to which GIC agreed to supply limestone powder to HEC from 1st May 1999 to 30th April 2004. HEC will order limestone powder from GIC from time to time and the price is calculated according to the unit rates set out in the variation order dated 22nd May 2000 and is payable within 30 days upon receipt of an invoice from GIC. The amount incurred by HEC during the year under the agreement is $6 million (2002: $6 million). The amount due to GIC at 31st December 2003 is $0.6 million (2002: $ nil).

(b) HEC has entered into three agreements with HUD General Engineering Services Limited ("HUD"). HUD is 50% owned by Hutchison Whampoa Limited.

Pursuant to the agreement dated 28th March 2000, HUD agreed to erect a coal unloading and conveying system at the Group's Lamma Power Station jetty extension at a consideration of $25.5 million for the transport of the coal used by the Group in the production of electricity from the jetty to the power plant. The project was completed in 2002 and the retention money was released in 2003.

Pursuant to the agreement dated 14th December 2000, HUD agreed to supply with complete erection, inspection, testing and commissioning a circulating water system for the combined cycle plant at the Group's Lamma Power Station at a consideration of approximately $11 million.

Pursuant to the agreement dated 2nd April 2001, HUD agreed to carry out works for the general electrical and mechanical erection of a steam cycle bottoming system at the Lamma Power Station at a consideration of approximately $42.8 million.

The amount incurred by HEC during the year under the above agreements is $1 million (2002: $15 million). The amount due to HUD at 31st December 2003 is $3 million (2002: $6 million).

(c) The Group and Cheung Kong Infrastructure Holdings Limited each acquired a 50% interest in ETSA Utilities Partnership, CKI/HEI Electricity Distribution Pty Limited, Powercor Australia LLC, Powercor Australia Limited and CKI/HEI Electricity Distribution Two Pty Limited. ETSA Utilities Partnership operates and manages the electricity distribution business in the State of South Australia. CKI/HEI Electricity Distribution Pty Limited, Powercor Australia LLC and Powercor Australia Limited operate and manage an electricity distribution business in the State of Victoria, Australia. CKI/HEI Electricity Distribution Two Pty Limited operates electricity distribution business through CitiPower I Pty Limited, which is another one of the five electricity distributors in the State of Victoria, Australia.

Three wholly-owned overseas subsidiaries, incorporated in Australia, obtained funds from external financial institutions, which were on lent to these associates. The loans are unsecured, carry the same interest rates at which the subsidiaries obtained the funds from various financial institutions plus a margin in respect of the loan agreements and are repayable on demand (where applicable, subject to the subordination arrangements agreed with these associates' senior creditors).

The Group and Cheung Kong Infrastructure Holdings Limited each ultimately owned 50% interest in CKI/HEI Electricity Assignment Limited, which assumed all the obligations under an assignment of a shareholder loan with CitiPower I Pty Limited. A wholly-owned overseas subsidiary advanced a shareholder loan to CKI/HEI Electricity Assignment Limited for the completion of the assignment. The loan is interest bearing, unsecured and repayable on demand.

At 31st December 2003, the total outstanding interest bearing loan balances due from these associates to the subsidiaries were $7,090 million (2002: $6,999 million) (see note 14). Interest income received/receivable from the subsidiaries amounted to $783 million (2002: $605 million) for the year.

26. Operating Lease

Analysis of future minimum lease payments by the Group under non-cancellable equipment operating leases at the balance sheet date are as follows:

	Group	
	2003 $ million	2002 $ million
Not later than 1 year	**62**	–
Later than 1 year and not later than 5 years	**248**	–
Later than 5 years	**46**	–
	356	–

Under the non-cancellable equipment operating lease agreement, the lessee has an option to purchase all of the equipment at the fair market value as at the lease maturity date.

27. Commitments

The Group's commitments outstanding at 31st December and not provided for in the financial statements were as follows:

	Group		Company	
	2003 $ million	2002 $ million	**2003 $ million**	2002 $ million
Contracted for:				
Capital expenditure	**1,808**	2,448	**–**	–
Investment in associate	**823**	832	**–**	–
Other investments	**54**	–	**–**	–
	2,685	3,280	**–**	
Authorised but not contracted for:				
Capital expenditure	**9,729**	10,280	**1**	1

28. Contingent Liabilities

	Group		Company	
	2003 $ million	2002 $ million	**2003 $ million**	2002 $ million
Guarantees have been executed in respect of banking facilities available as follows:				
To the subsidiaries	**–**	–	**6,097**	6,417
To the associate	**8**	8	**8**	8
Other guarantees given in respect of				
– subsidiaries	**–**	–	**5,130**	6,274
– associate	**36**	33	**36**	33
– others	**215**	–	**–**	–
	259	41	**11,271**	12,732

29. Off-balance Sheet Financial Instruments

The Group employs derivatives to manage its foreign currency and interest rate risks. The types and contracted notional amounts of derivative transactions outstanding as at 31st December 2003 were as follows:

	2003 **$ million**	2002 $ million
Cross currency and interest rate swaps	**2,087**	533
Interest rate swaps and caps	**17,246**	15,361
Forward rate agreements	**–**	640
Foreign exchange forwards	**2,061**	1,824
	21,394	18,358

30. Changes in Accounting Policies

Income Taxes

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonably probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1st January 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) issued by the Hong Kong Society of Accountants, the Group adopted a new policy for deferred tax as set out in note 1(p). As a result of the adoption of this accounting policy, the Group's profit attributable to shareholders for the year has been decreased by $528 million (2002: $203 million) and the net assets as at the year ended have been decreased by $5,236 million (2002: $4,671 million).

The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and reserves and the comparative information adjusted for the amounts relating to prior periods as disclosed in the Consolidated Statement of Changes in Equity.

31. Comparative Figures

Certain comparative figures have been adjusted to conform with change in presentation and as a result of the change in accounting policy for income tax, details of which are set out in note 30.

Appendix 1

Segment Information

(a) Business Segments

For the year ended 31st December

$ million	Sales of Electricity 2003	Sales of Electricity 2002 restated	Infrastructure Investments 2003	Infrastructure Investments 2002 restated	Unallocated & Other Items 2003	Unallocated & Other Items 2002 restated	Consolidated 2003	Consolidated 2002 restated
Revenue								
Group turnover	**11,199**	11,555	–	–	**51**	50	**11,250**	11,605
Other revenue	**374**	21	–	–	**112**	248	**486**	269
Segment revenue	**11,573**	11,576	–	–	**163**	298	**11,736**	11,874
Result								
Segment result	**7,160**	7,389	–	–	**83**	244	**7,243**	7,633
Interest income	–	–	**783**	605	**14**	4	**797**	609
Finance costs	**(195)**	(196)	**(451)**	(369)	–	–	**(646)**	(565)
Operating profit	**6,965**	7,193	**332**	236	**97**	248	**7,394**	7,677
Share of results of associates	–	–	**239**	158	**2**	5	**241**	163
Profit before taxation	**6,965**	7,193	**571**	394	**99**	253	**7,635**	7,840
Income tax	**(1,597)**	(1,148)	**(113)**	(49)	**(1)**	(7)	**(1,711)**	(1,204)
Profit after taxation	**5,368**	6,045	**458**	345	**98**	246	**5,924**	6,636
Scheme of Control transfers	**133**	(12)	–	–	–	–	**133**	(12)
Profit attributable to shareholders	**5,501**	6,033	**458**	345	**98**	246	**6,057**	6,624
At 31st December								
Assets								
Segment assets	**47,856**	48,185	**8**	11	**(41)**	348	**47,823**	48,544
Interest in associates	–	–	**8,413**	7,897	**12**	13	**8,425**	7,910
Bank balances and other liquid funds	–	–	–	–	**464**	114	**464**	114
Consolidated total assets	**47,856**	48,185	**8,421**	7,908	**435**	475	**56,712**	56,568
Liabilities								
Segment liabilities	**2,254**	2,437	**65**	65	**72**	59	**2,391**	2,561
Current and deferred taxation	**5,405**	5,018	–	–	**1**	6	**5,406**	5,024
Interest-bearing borrowings	**7,264**	9,937	**6,335**	6,417	–	–	**13,599**	16,354
Rate Reduction Reserve	**5**	10	–	–	–	–	**5**	10
Development Fund	–	139	–	–	–	–	–	139
Consolidated total liabilities	**14,928**	17,541	**6,400**	6,482	**73**	65	**21,401**	24,088
Other Information								
Capital expenditure	**2,106**	3,145	–	–	–	–	**2,106**	3,145
Depreciation	**1,927**	1,822	–	–	–	–	**1,927**	1,822

(b) Geographical Segments
For the year ended 31st December

$ million	Hong Kong 2003	Hong Kong 2002 restated	Australia 2003	Australia 2002 restated	Unallocated & Other Items 2003	Unallocated & Other Items 2002 restated	Consolidated 2003	Consolidated 2002 restated
Revenue								
Group turnover	**11,239**	11,583	**2**	3	**9**	19	**11,250**	11,605
Other revenue	**485**	267	**–**	–	**1**	2	**486**	269
Segment revenue	**11,724**	11,850	**2**	3	**10**	21	**11,736**	11,874
Result								
Segment result	**7,264**	7,643	**1**	1	**(22)**	(11)	**7,243**	7,633
Interest income	**14**	4	**783**	605	**–**	–	**797**	609
Finance costs	**(195)**	(196)	**(451)**	(369)	**–**	–	**(646)**	(565)
Operating profit	**7,083**	7,451	**333**	237	**(22)**	(11)	**7,394**	7,677
Share of results of associates	**2**	5	**239**	158	**–**	–	**241**	163
Profit before taxation	**7,085**	7,456	**572**	395	**(22)**	(11)	**7,635**	7,840
Income tax	**(1,598)**	(1,155)	**(113)**	(49)	**–**	–	**(1,711)**	(1,204)
Profit after taxation	**5,487**	6,301	**459**	346	**(22)**	(11)	**5,924**	6,636
Scheme of Control transfers	**133**	(12)	**–**	–	**–**	–	**133**	(12)
Profit attributable to shareholders	**5,620**	6,289	**459**	346	**(22)**	(11)	**6,057**	6,624
At 31st December								
Assets								
Segment assets	**47,799**	48,527	**8**	11	**16**	6	**47,823**	48,544
Interest in associates	**12**	13	**8,329**	7,826	**84**	71	**8,425**	7,910
Bank balances and other liquid funds	**–**	–	**–**	–	**464**	114	**464**	114
Consolidated total assets	**47,811**	48,540	**8,337**	7,837	**564**	191	**56,712**	56,568
Other Information								
Capital expenditure	**2,106**	3,145	**–**	–	**–**	–	**2,106**	3,145
Depreciation	**1,927**	1,822	**–**	–	**–**	–	**1,927**	1,822

Appendix 2

Principal Subsidiaries

The following list contains only the particulars of subsidiaries as at 31st December 2003 which principally affected the results, assets or liabilities of the Group:

Name	Issued Share Capital and Debt Securities	Percentage of Equity Held by the Company	Place of Incorporation/ Operation	Principal Activity
The Hongkong Electric Company, Limited 香港電燈有限公司	HK$2,411,600,000	100	Hong Kong	Electricity generation and supply
Associated Technical Services Limited	HK$1,000,000	100	Hong Kong	Consulting
Cavendish Construction Limited	HK$4,200,000	100	Hong Kong	Contracting
Fortress Advertising Company Limited	HK$2	100	Hong Kong	Advertising
Hongkong Electric Fund Management Limited	HK$20	100	Hong Kong	Trustee
Gusbury Enterprises Incorporation	US$2	100	Panama/Hong Kong	Investment holding
HKE International Limited	US$1	100	British Virgin Islands/ Hong Kong	Investment holding
Hongkong Electric (Natural Gas) Limited	US$1	100	British Virgin Islands/ Hong Kong	Investment holding
Hongkong Electric (Cayman) Limited	US$1 and HK$2,200 million Hong Kong dollar notes (see note 20)	100	Cayman Islands/ Hong Kong	Financing
Hongkong Electric Finance (Cayman) Limited	US$1 and HK$1,500 million Hong Kong dollar notes (see note 20)	100	Cayman Islands/ Hong Kong	Financing
Fenning Limited	HK$20	100	Hong Kong	Contracting
Hongkong Electric International Limited	US$1	100	British Virgin Islands	Investment holding
Hongkong Electric Finance Limited	US$1	100*	British Virgin Islands/ Hong Kong	Financing
HEI Investment Holdings Limited	HK$2	100*	Hong Kong	Investment holding
Rayong Energy Developments Limited	US$1	100*	British Virgin Islands/ Hong Kong	Investment holding
Sigerson Business Corp.	US$1	100*	British Virgin Islands	Investment holding
HEI Utilities (Malaysian) Limited	A$637,510	100*	British Virgin Islands	Investment holding
HEI Power (Malaysian) Limited	A$52,510	100*	British Virgin Islands	Investment holding
Hong Kong Electric International Finance (Australia) Pty Limited	A$1	100*	Australia	Financing
HEI Transmission Finance (Australia) Pty Limited	A$12	100*	Australia	Financing
HEI Utilities Development Limited	A$280,010	100*	Bahamas	Investment holding
HEI Distribution Finance (Australia) Pty Limited	A$100	100*	Australia	Financing
Riverland Investment Limited	US$1	100*	British Virgin Islands	Investment holding
Hongkong Electric International Power (Mauritius) Limited	US$2	100*	Mauritius	Investment holding

** Indirectly held*

Appendix 3

Principal Associates

The following list contains only the particulars of associates as at 31st December 2003 which principally affected the results or assets of the Group:

Name	Issued Share Capital	Percentage of Group's Effective Interest	Place of Incorporation/ Operation	Principal Activity
Secan Limited	HK$10	20%	Hong Kong	Property development
ETSA Utilities Partnership	(see note (a) below)	50%	Australia	Electricity distribution
CKI/HEI Electricity Distribution Holdings (Australia) Pty Limited (see note (b) below)	A$200	50%	Australia	Investment holding
CKI/HEI Electricity Distribution Pty Limited (see note (c) below)	A$200	50%	Australia	Electricity distribution
CKI/HEI Electricity Distribution Two Pty Limited (see note (d) below)	A$200	50%	Australia	Electricity distribution
CKI/HEI Electricity Assignment Limited	US$2	50%	British Virgin Islands	Investment holding
Ratchaburi Power Company, Limited ("RPC") (see note (e) below)	THB1,665,000,000	4.6%	Thailand	Electricity generation and supply

(a) ETSA Utilities Partnership is an unincorporated body formed by five companies, namely, HEI Utilities Development Limited, CKI Utilities Development Limited, HEI Utilities Holdings Limited, CKI Utilities Holdings Limited and CKI/HEI Utilities Distribution Limited, to operate and manage the electricity distribution business in the State of South Australia. HEI Utilities Development Limited is a wholly owned subsidiary of the Group. HEI Utilities Holdings Limited, CKI Utilities Holdings Limited and CKI/HEI Utilities Distribution Limited are associates of the Group.

(b) This company is the holding company of CKI/HEI Electricity Distribution Pty Limited and CKI/HEI Electricity Distribution Two Pty Limited.

(c) This company is the holding company of the Powercor Australia Group, comprising Powercor Pty Limited, Powercor Australia LLC, Powercor Australia Holdings Pty Limited and Powercor Australia Limited, which operate and manage an electricity distribution business in the State of Victoria, Australia.

(d) This company is the holding company of CitiPower I Pty Limited, which similar to Powercor Australia Group, is one of five electricity distributors in the State of Victoria, Australia.

(e) RPC (formerly known as Union Power Development Company, Limited) is incorporated in Thailand and is principally engaged in the development, financing, construction, installation, testing, operation and maintenance of a power generating station in Thailand. Pursuant to a share purchase agreement dated 6th October 2001 (the "Agreement"), the Group have contracted to purchase 26% of the issued shares of RPC. As at the year end, the Group only held 4.6% of the issued share capital of RPC, but has contracted to acquire the remaining 21.4% upon the fulfilment of certain conditions as set out in the Agreement. Notwithstanding the conditions to be fulfilled by RPC, in accordance with the Agreement, the Group was entitled to hold all rights in respect of the 26% shareholding, and thus, RPC is considered an associate of the Group. Commitments in relation to the investment in this associate are included in note 27. On 27th February 2004, the shareholding of RPC was reduced from 26% to 25% after the finalisation of shareholding arrangements with five other shareholders.

Extracts of Financial Statements of ETSA Utilities Partnership

Consolidated Profit and Loss Account

For the year ended 31st December 2003

	2003		2002	
	A$ million	**HK$ million Eqv.**	A$ million	HK$ million Eqv.
Turnover	**705**	**3,607**	656	2,791
Operations and services expenses	**(273)**	**(1,396)**	(252)	(1,074)
Operating profit before interest, taxation, depreciation and amortisation	**432**	**2,211**	404	1,717
Depreciation and amortisation	**(133)**	**(683)**	(129)	(546)
Profit before interest and taxation	**299**	**1,528**	275	1,171

Consolidated Balance Sheet

As at 31st December 2003

	2003		2002	
	A$ million	**HK$ million Eqv.**	A$ million	HK$ million Eqv.
Non-current assets	**3,847**	**22,055**	3,519	15,546
Current assets	**237**	**1,357**	192	847
Current liabilities	**(186)**	**(1,067)**	(175)	(774)
	3,898	**22,345**	3,536	15,619
Share capital	**1**	**6**	1	4
Retained losses	**(76)**	**(437)**	(73)	(321)
	(75)	**(431)**	(72)	(317)
Non-current liabilities				
– subordinated loans	**1,270**	**7,280**	1,270	5,610
– other borrowings and payables	**2,703**	**15,496**	2,338	10,326
	3,898	**22,345**	3,536	15,619

Extracts of Financial Statements of CKI/HEI Electricity Distribution Holdings (Australia) Pty Limited

Consolidated Profit and Loss Account

For the year ended 31st December 2003

	2003		2002	
	A$ million	**HK$ million Eqv.**	A$ million	HK$ million Eqv.
Turnover	**808**	**4,132**	634	2,703
Operations and services expenses	**(254)**	**(1,309)**	(213)	(908)
Operating profit before interest, taxation, depreciation and amortisation	**554**	**2,823**	421	1,795
Depreciation and amortisation	**(152)**	**(777)**	(113)	(481)
Profit before interest and taxation	**402**	**2,046**	308	1,314

Consolidated Balance Sheet

As at 31st December 2003

	2003		2002	
	A$ million	**HK$ million Eqv.**	A$ million	HK$ million Eqv.
Non-current assets	**4,295**	**24,621**	4,176	18,450
Current assets	**207**	**1,188**	288	1,272
Current liabilities	**(158)**	**(909)**	(216)	(954)
	4,344	**24,900**	4,248	18,768
Retained profits	**334**	**1,915**	274	1,209
Non-current liabilities				
– subordinated loans	**1,312**	**7,520**	2,007	8,866
– other borrowings and payables	**2,698**	**15,465**	1,967	8,693
	4,344	**24,900**	4,248	18,768

Note:

The financial statements for the year ended 31st December 2002 of CKI/HEI Electricity Distribution Holdings (Australia) Pty Limited incorporated the results, assets and liabilities of Powercor for the year ended 31st December 2002 and CitiPower with effect from 30th August 2002.

Five-Year Group Profit Summary and Group Balance Sheet

Five-Year Group Profit Summary

HK$ million	**2003**	2002	2001	2000	1999
Turnover	**11,250**	11,605	10,867	10,643	9,690
Operating profit	**7,394**	7,677	6,715	6,348	5,545
Share of results of associates	**241**	163	472	(2)	3
Profit before taxation	**7,635**	7,840	7,187	6,346	5,548
Income tax	**(1,711)**	(1,204)	(1,127)	(987)	(762)
Profit after taxation	**5,924**	6,636	6,060	5,359	4,786
Scheme of Control transfers	**133**	(12)	96	(174)	234
Profit attributable to shareholders	**6,057**	6,624	6,156	5,185	5,020

Five-Year Group Balance Sheet

HK$ million	**2003**	2002	2001	2000	1999
Fixed assets	**45,024**	45,202	43,955	41,592	39,661
Interest in associates	**8,425**	7,910	4,783	6,326	23
Other investments	**7**	405	393	891	84
Other non-current assets	**236**	228	–	–	–
Net current liabilities	**(845)**	(2,226)	(588)	(3,035)	(262)
Total assets less current liabilities	**52,847**	51,519	48,543	45,774	39,506
Non-current liabilities	**(17,531)**	(18,890)	(19,106)	(19,103)	(16,196)
Rate Reduction Reserve	**(5)**	(10)	(9)	(14)	(21)
Development Fund	**–**	(139)	(138)	(249)	(89)
Net assets	**35,311**	32,480	29,290	26,408	23,200
Share capital	**2,134**	2,134	2,134	2,134	2,085
Reserves	**33,177**	30,346	27,156	24,274	21,115
Capital and reserves	**35,311**	32,480	29,290	26,408	23,200

Note:

In order to comply with Hong Kong Statement of Standard Accounting Practice 12 (revised) "Income Taxes", the Group adopted a new accounting policy for income taxes in 2003. Figures for the years from 1999 to 2002 have been adjusted for comparison purposes.

Ten-Year Scheme of Control Statement

The Hongkong Electric Company, Limited

(a) Scheme of Control

The activities of The Hongkong Electric Company, Limited ("HEC"), a wholly owned subsidiary of the Company, are subject to a Scheme of Control ("SOC") agreed with the Hong Kong SAR Government. This SOC was renewed with effect from 1st January 1994 and is effective until 31st December 2008. During this period, each party has the right, during the year ended 31st December 1998 and the year ended 31st December 2003, to request modification of the SOC, subject to agreement being reached by all parties.

The SOC provides for HEC to earn a Permitted Return of 13.5% of average net fixed assets plus 1.5% of average net fixed assets acquired after 1st January 1979 from the additional shareholders' investment as defined in the SOC. Excess capacity adjustment, determined in accordance with the Annex of the SOC, has been deducted from the Permitted Return of 2003 before comparing to the SOC net revenue. Any difference between the Permitted Return and the SOC net revenue of HEC must be transferred to or (from) a Development Fund from or (to) the Profit and Loss Account of HEC. Where the SOC net revenue is less than the Permitted Return, the amount transferred from the Development Fund to the Profit and Loss Account shall not exceed the balance of the Development Fund. In calculating this SOC net revenue, interest relating to the acquisition of fixed assets (whether it has been charged to revenue or capitalised) up to 8% per annum, is added to, and a tax adjustment is made against, profit after taxation. In addition, 8% of the average balance of the Development Fund is transferred from the Profit and Loss Account of HEC to a Rate Reduction Reserve.

In accordance with the renewed SOC effective 1st January 1994, HEC is required to retain a SOC tax adjustment at historical tax rates. This tax adjustment shall be retained within HEC until such time as it may be required to pay the tax.

(b) Ten-Year Scheme of Control Statement for the Year Ended 31st December

HK$ million	**2003**	2002	2001	2000	1999	1998	1997	1996	1995	1994
Sales of electricity	**11,263**	11,522	10,911	10,543	9,577	9,627	8,366	7,980	7,271	6,974
Less: Transfer to Fuel Clause Account	**(726)**	(724)	(740)	(801)	(745)	(623)	(479)	(449)	(458)	(512)
Other Scheme of Control revenue	**66**	56	59	54	64	62	66	86	60	61
Gross tariff revenue	**10,603**	10,854	10,230	9,796	8,896	9,066	7,953	7,617	6,873	6,523
Fuel costs	**(983)**	(972)	(917)	(823)	(842)	(973)	(1,036)	(1,034)	(965)	(878)
Operating costs	**(918)**	(833)	(848)	(845)	(798)	(755)	(742)	(711)	(899)	(813)
Interest	**(195)**	(196)	(359)	(590)	(648)	(778)	(436)	(424)	(241)	(282)
Depreciation	**(1,782)**	(1,671)	(1,572)	(1,448)	(1,348)	(1,382)	(1,152)	(1,070)	(845)	(817)
Profit on disposal of fixed assets	**317**	–	–	–	–	–	–	–	–	–
Net revenue before taxation	**7,042**	7,182	6,534	6,090	5,260	5,178	4,587	4,378	3,923	3,733
Scheme of Control taxation	**(1,193)**	(1,134)	(1,010)	(862)	(747)	(822)	(748)	(713)	(649)	(603)
Net revenue after taxation	**5,849**	6,048	5,524	5,228	4,513	4,356	3,839	3,665	3,274	3,130
Interest on borrowed capital	**218**	329	524	775	790	867	780	666	601	445
Interest on incremental customers' deposits	**–**	–	3	3	1	–	–	–	–	–
Scheme of Control net revenue	**6,067**	6,377	6,051	6,006	5,304	5,223	4,619	4,331	3,875	3,575
Transfer from/(to) Development Fund	**139**	(1)	111	(160)	251	(2)	218	82	6	(274)
Shortfall in Development Fund	**228**	–	–	–	–	–	–	–	–	–
Permitted return	**6,434**	6,376	6,162	5,846	5,555	5,221	4,837	4,413	3,881	3,301
Shortfall in Development Fund	**(228)**	–	–	–	–	–	–	–	–	–
Interest on borrowed capital	**(218)**	(329)	(524)	(775)	(790)	(867)	(780)	(666)	(601)	(445)
Interest on incremental customers' deposits	**–**	–	(3)	(3)	(1)	–	–	–	–	–
Transfer to Rate Reduction Reserve	**(6)**	(11)	(15)	(14)	(17)	(27)	(36)	(48)	(51)	(40)
Net return	**5,982**	6,036	5,620	5,054	4,747	4,327	4,021	3,699	3,229	2,816

Ten-Year Balance Sheet

As at 31st December

The Hongkong Electric Company, Limited

HK$ million	**2003**	2002	2001	2000	1999	1998	1997	1996	1995	1994
Assets										
Non-current assets										
Fixed assets	**45,104**	45,287	44,045	41,688	39,761	37,750	35,120	32,315	29,087	24,590
Employee retirement benefit assets	**220**	212	–	–	–	–	–	–	–	–
	45,324	45,499	44,045	41,688	39,761	37,750	35,120	32,315	29,087	24,590
Current assets										
Coal and fuel oil	**86**	120	138	100	142	135	143	188	152	148
Stores	**281**	292	301	299	309	291	280	275	265	225
Fuel Clause Account	**1,147**	1,235	1,216	981	262	186	–	–	–	–
Trade and other receivables	**1,018**	1,039	664	633	641	525	486	416	348	356
Bank balances	**3**	2	5	12	9	–	–	6	1	1
	2,535	2,688	2,324	2,025	1,363	1,137	909	885	766	730
Current liabilities										
Bank loans and other borrowings	**(8,269)**	(9,266)	(7,944)	(6,573)	(5,992)	(5,176)	(4,680)	(4,901)	(3,326)	(2,403)
Fuel Clause Account	–	–	–	–	–	–	(7)	(20)	(103)	(147)
Trade and other payables	**(1,011)**	(1,242)	(1,858)	(1,511)	(1,867)	(2,309)	(2,351)	(1,957)	(3,024)	(1,544)
Taxation	**(301)**	(419)	(792)	(209)	(227)	(179)	(142)	(204)	(53)	(130)
	(9,581)	(10,927)	(10,594)	(8,293)	(8,086)	(7,664)	(7,180)	(7,082)	(6,506)	(4,224)
Net current liabilities	**(7,046)**	(8,239)	(8,270)	(6,268)	(6,723)	(6,527)	(6,271)	(6,197)	(5,740)	(3,494)
Total assets less current liabilities	**38,278**	37,260	35,775	35,420	33,038	31,223	28,849	26,118	23,347	21,096
Non-current liabilities										
Bank loans and other borrowings	**(3,852)**	(7,295)	(8,036)	(9,639)	(8,790)	(8,444)	(8,343)	(5,649)	(3,461)	(3,776)
Deferred creditors	**(760)**	(972)	(1,184)	(1,362)	(1,770)	(2,036)	(1,734)	(3,103)	(4,064)	(3,043)
Customers' deposits	**(1,387)**	(1,350)	(1,302)	(1,242)	(1,169)	(1,131)	(1,084)	(1,016)	(958)	(892)
Employee retirement benefit liabilities	**(68)**	(57)	–	–	–	–	–	–	–	–
Deferred taxation *(Note 4)*	**(5,105)**	(4,599)	–	–	–	–	–	–	–	–
	(11,172)	(14,273)	(10,522)	(12,243)	(11,729)	(11,611)	(11,161)	(9,768)	(8,483)	(7,711)
Rate Reduction Reserve *(Note 1)*	**(5)**	(10)	(9)	(14)	(21)	(62)	(92)	(93)	(80)	(64)
Development Fund *(Note 2)*	–	(139)	(138)	(249)	(89)	(340)	(338)	(556)	(638)	(644)
Net Assets	**27,101**	22,838	25,106	22,914	21,199	19,210	17,258	15,701	14,146	12,677
Capital and Reserves										
Share capital	**2,411**	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411
Reserves *(Notes 3 & 4)*	–	937	2,460	2,201	1,975	1,724	1,390	1,066	730	311
Proposed dividend	**5,200**	1,903	4,311	3,917	3,945	3,518	3,036	2,828	2,409	2,102
	7,611	5,251	9,182	8,529	8,331	7,653	6,837	6,305	5,550	4,824
Loan capital	**19,490**	17,587	15,924	14,385	12,868	11,557	10,421	9,396	8,596	7,853
	27,101	22,838	25,106	22,914	21,199	19,210	17,258	15,701	14,146	12,677

Notes:

(1) The purpose of this reserve is to reduce, by means of rebates, electricity tariffs to customers.

(2) The main purpose of the development fund is to assist in financing the acquisition of fixed assets and it is not part of shareholders' funds.

(3) In accordance with the renewed Scheme of Control Agreement effective 1st January 1994, The Hongkong Electric Company, Limited ("HEC") is required to retain a Scheme of Control tax adjustment at historical tax rates. This tax adjustment shall be retained within HEC until such time as it may be required to pay the tax.

(4) Hong Kong Statement of Standard Accounting Practice No.12 (revised) "Income Taxes" was first effective for accounting periods beginning on or after 1st January 2003. In order to comply with this revised Statement, the Group adopted a new accounting policy for deferred tax in 2003. Figures for 2002 have been adjusted. However, it is not practicable to restate earlier years for comparison purposes.

Ten-Year Operating Statistics

The Hongkong Electric Company, Limited

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Units Sold (Millions of kWh)										
Commercial	**7,596**	7,709	7,456	7,141	6,875	6,781	6,401	6,148	5,782	5,688
Domestic	**2,346**	2,443	2,359	2,346	2,288	2,448	2,212	2,243	2,089	2,024
Industrial	**471**	490	496	505	490	464	466	482	509	545
Total (Millions of kWh) *(Note)*	**10,413**	10,642	10,311	9,992	9,653	9,693	9,079	8,873	8,380	8,257
Annual Increase (%)	**(2.2)**	3.2	3.2	3.5	(0.4)	6.8	2.3	5.9	1.5	6.5

(Note: 2002 included an one-off adjustment arising from a change in the recognition of electricity units sold during the year.)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Average Net Tariff (Cents per kWh)										
Basic Tariff	**108.5**	108.5	105.7	105.7	99.4	99.4	92.2	89.9	86.8	84.5
Fuel Clause Rebate	**(6.1)**	(7.1)	(9.3)	(15.2)	(8.5)	(8.5)	(5.4)	(6.0)	(6.0)	(6.0)
Special Rebate	**(1.0)**	–	–	–	–	–	–	–	–	–
Rate Reduction Rebate	**(0.1)**	(0.1)	(0.2)	(0.2)	(0.6)	(0.6)	(0.4)	(0.4)	(0.4)	(1.0)
Net Tariff (Cents per kWh)	**101.3**	101.3	96.2	90.3	90.3	90.3	86.4	83.5	80.4	77.5
Number of Customers (000's)	**547**	544	536	526	519	513	513	504	493	483
Installed Capacity (MW)										
Gas Turbines and Standby Units	**920**	920	805	805	805	805	805	805	805	805
Coal-Fired Units	**2,500**	2,500	2,500	2,500	2,500	2,500	2,500	2,150	2,150	1,800
Total (MW)	**3,420**	3,420	3,305	3,305	3,305	3,305	3,305	2,955	2,955	2,605
System Maximum Demand (MW)	**2,440**	2,436	2,516	2,417	2,343	2,316	2,205	2,118	2,006	2,021
Annual Increase (%)	**0.2**	(3.2)	4.1	3.2	1.2	5.0	4.1	5.6	(0.7)	6.9
Annual Load Factor (%)	**55.3**	55.2	53.0	53.5	53.4	54.2	53.5	54.3	54.2	53.0
Thermal Efficiency (%)	**35.3**	35.4	35.5	35.6	35.8	35.9	35.8	35.8	35.3	35.7
Coal-Fired Plant Availability (%)	**87.0**	88.2	87.9	84.3	87.1	89.2	91.0	90.8	91.9	93.7
Number of Switching Stations	**23**	22	20	20	20	18	18	17	17	16
Number of Zone Substations	**28**	26	25	25	25	23	23	22	22	22
Number of Consumer Substations	**3,531**	3,487	3,444	3,391	3,309	3,230	3,172	3,101	3,021	2,954
Number of Employees	**2,092**	2,168	2,277	2,325	2,403	2,490	2,542	2,625	2,700	2,713
Capital Expenditure ($ Million)	**2,106**	3,145	4,133	3,549	3,622	4,248	4,107	4,424	5,459	4,668

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 13th May 2004 at 12:00 noon for the following purposes:

Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2003.

2. To declare a final dividend.

3. To re-elect retiring Directors.

4. To appoint Auditors and authorise the Directors to fix their remuneration.

Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "**THAT** the payment of remuneration by the Company to the members for the time being of the Audit Committee of the Board of Directors with effect from 1st January, 2004 in the sum of HK$50,000.00 per member per year be and is hereby approved."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "**THAT**:

   (a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution; and

   (b) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

8. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 7 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

9. To consider and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT** the Articles of Association of the Company be altered by:

(a) adding the following definition in Article 2 immediately after the definition of "Summary financial report":

"Associate" has the meaning assigned thereto in the Listing Rules.

(b) inserting in the first line of Article 85, immediately after the words "classes of shares," the words "and subject to any restrictions under the Listing Rules on the exercise by any member of his voting rights in respect of a particular resolution,";

(c) (i) inserting in the second line of Article 107(3) the words "or his associate" immediately after the word "he" where it first appears;

(ii) inserting in Article 107(3)(a), (c), (d), (f), (g) and (h) the words "or his associate" immediately after the word "Director";

(iii) inserting in Article 107(3)(a) the word "guarantee," immediately before the word "security" and inserting in the same Article the words "or his associate" immediately after the word "him" where it twice appears;

(iv) inserting in Article 107(3)(b) the words "or his associate" immediately after the word "himself";

(v) deleting in Article 107(3)(d) the word "with" and substituting therefor the words "in relation to or concerning", and inserting in the same Article the words "or executive" after the word "officer";

(vi) deleting the existing Article 107(3)(e) and substituting therefor the following:

"(e) any contract or arrangement or proposal in relation to or concerning any other company in which the Director or any of his associates is interested only, directly or indirectly, as a holder of shares or other securities of that company or a beneficial interest therein, provided that such Director and any of his associates are not in aggregate beneficially interested in five per cent or more of any class of the issued shares or securities of such company (or of any third company through which the interest of the Director or his associates is derived) or of the voting rights attaching thereto."

(vii) inserting in Article 107(3)(g) the words "(or their associates)" after the words "to Directors";

(viii) inserting in Article 107(3)(h) the words "or his associates'" after the word "his";

(d) deleting in Article 110 the words "shall not, while he continues to hold that office be liable to retire by rotation, and he shall not be taken into account in determining the rotation in which the other Directors shall retire or the number to retire, but he";

(e) inserting at the beginning of Article 116 the words "Subject to the manner of retirement by rotation as from time to time prescribed by The Stock Exchange of Hong Kong Limited,";

(f) deleting the existing Article 120 and substituting therefor the following new Article:

"120. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any General Meeting, unless he and the shareholder intending to propose him have each, during a period of seven days ending on the date seven days before the date appointed for the meeting, left at the office of the Company a notice in writing duly signed, signifying respectively his candidature for the office and the intention of such shareholder to propose him.";

(g) deleting the words "Special Resolution" in the first line of Article 122 and substituting therefor the words "Ordinary Resolution"; and

(h) deleting the existing Article 169 and substituting therefor the following new Article:

"169. Every Director, Manager or Officer of the Company or any person (whether an Officer of the Company or not) employed by the Company as Auditor may be indemnified out of the funds of the Company against all liability incurred by him as such Director, Manager, Officer or Auditor to the extent permitted pursuant to the Companies Ordinance. The Company may purchase insurance for any such person against liabilities incurred by him to the extent so permitted.""

By Order of the Board

Lillian Wong
Company Secretary
Hong Kong, 4th March 2004

Notes:

(1) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 80 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll.

(2) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and on a poll, vote for him. A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(3) The register of members will be closed from Thursday, 6th May 2004 to Thursday, 13th May 2004, both days inclusive. To qualify for the dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 5th May 2004.

(4) Regarding Resolution 3 above, shareholders are advised that the Directors proposed to be re-elected at the Meeting are Mr. Francis Lee Lan-yee and Mr. Frank Sixt. For particulars of these two Directors required to be disclosed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), shareholders may refer to the circular mentioned in Note (7) below.

(5) In Resolution 5 above, shareholders are asked to remunerate the Directors who act as members of the Audit Committee. The Audit Committee now consists of three independent non-executive Directors and its functions include the review and supervision of the Group's financial reporting and internal control systems.

(6) With reference to Resolution 6 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company.

(7) With reference to Resolution 7 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Listing Rules, will be despatched to the members together with the 2003 annual report.

(8) In Resolution 9 above, shareholders are asked to approve amendments to the Company's Articles of Association for compliance with the recent changes in the Companies Ordinance and the Listing Rules. The proposed amendments and their effects are also set out in the circular mentioned in Note (7) above.

Corporate Information

Chairman	George C. Magnus
Deputy Chairman	Canning Fok Kin-ning
Group Managing Director	Tso Kai-sum
Executive Directors	Andrew J. Hunter Kam Hing-lam Francis Lee Lan-yee Victor Li Tzar-kuoi Frank John Sixt
Directors	Ronald Joseph Arculli Susan M.F. Chow Holger Kluge Ralph Raymond Shea Wong Chung-hin Ewan Yee Lup-yuen
Company Secretary	Lillian Wong
Registered Office	Hongkong Electric Centre, 44 Kennedy Road, Hong Kong Telephone: 28433111 Fax: 25371013 E-mail: mail@hec.com.hk Website: www.hec.com.hk
Bankers	The Hongkong and Shanghai Banking Corporation Limited
Solicitors	Johnson Stokes & Master
Auditors	KPMG
Registrars	Computershare Hong Kong Investor Services Limited 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
ADR Depositary	Citibank, N.A. American Depositary Receipts Services 111 Wall Street, New York, N.Y. 10043, U.S.A.

Financial Calendar

Half-year results	announced 7th August 2003
Full-year results	announced 4th March 2004
Annual Report	posted to shareholders on or before 8th April 2004
Share register closed	6th May 2004 to 13th May 2004
Annual General Meeting	to be held 13th May 2004

Dividends per share

Interim	:	$0.58	paid 26th September 2003
Final	:	$1.13	payable 14th May 2004



Design and Production by Citigate Lloyd Northover   Photo Page 15: SCMP photo

Hongkong Electric Holdings Limited

Hongkong Electric Centre
44 Kennedy Road, Hong Kong
Telephone: 28433111
Facsimile: 25371013
Website: www.hec.com.hk

